Memorandum of Offering

By

PRESEND INC

PRESEND

YOUR CRYPTO GUARDIAN ANGEL

Dually Patent-Pending Cross-Blockchain Transaction Security Software!

May 2024

This Memorandum of Offering is for review by prospective investors of PRESEND INC on the Akemona Platform under Section 4(a)(6) of the Securities Act of 1933, as amended and under SEC Regulation Crowdfunding.

IMPORTANT NOTICE TO PROSPECTIVE INVESTORS

This Memorandum of Offering ("Offering Statement") is issued by PRESEND INC, a DELAWARE Corporation (the "Issuer"), under Section 4(a)(6) of the Securities Act of 1933 as amended and under SEC Regulation Crowdfunding. This Offering Statement is available at https://akemona.com funding portal (the "Platform") and each subdomain thereof operated by Akemona, Inc., a Delaware Corporation, who is the intermediary for this offering.

The Issuer plans to raise a minimum of $15,000 and a maximum of $2,500,000 by issuing fractionalized shares of its Common equity as Digital Security Tokens. If the offering has a Co-issuer, it is the Co-issuer which will issue fractionalized shares of its equity as Digital Security Tokens, and will use the proceeds to purchase the Issuer's Securities. These Digital Security Tokens are sold to investors by the Issuer on the Akemona platform. In order to purchase Digital Security Tokens, prospective investors must register on the Platform and may set up a digital wallet. Investors who do not want to use digital wallets may register as walletless investors.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES ARE

OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Investors may cancel an investment commitment up until 48 hours prior to the date of close of subscription identified in the offering materials including this Offering Statement. If an investor decides to cancel, the investor will be responsible for the cost of transaction processing, known as "gas," on the Ethereum blockchain. If the Issuer reaches the target offering amount prior to the date of close of the subscription identified in the offering materials, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment, the Issuer may close the offering early and must provide notice to the investors about the new offering deadline at least five business days prior to such new offering deadline. If an investor does not cancel an investment commitment before the 48-hour period prior to the close of the subscription, the funds will be released to the Issuer upon closing of the offering, and the investor and the Issuer will be bound by the terms of the subscription agreement.

If a material change is made to the offering, the Issuer will send an email notification to all investors. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned. The Issuer reserves the right to modify any of the terms of the offering and the securities issued under the offering at any time before the close of the offering.

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning the date of close of subscription unless such securities are transferred: (1) to the Issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance. The term “accredited investor” means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term “member of the family of the purchaser or the equivalent” includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Certain information contained in this Memorandum of Offering may contain forward-looking statements that are based on the beliefs of the Issuer's management as well as reasonable assumptions made by and information currently available to the Issuer's management. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to the Issuer’s business plan and prospects, future developments, trends and conditions in the industry and geographical markets in which the Issuer operates, its strategies, plans, objectives, and goals, its ability to control costs, statements relating to prices, volumes, operations, margins, and overall market trends.

When used herein, the words “anticipate”, “believe”, “could”, “estimate”, “expect”, “going forward”, “intend”, “may”, “ought to”, “plan”, “project”, “seek”, “should”, “will”, “would” and similar expressions, as they relate to the Issuer or the Issuer’s management, are intended to identify forward-looking statements. These forward-looking statements reflect the Issuer’s current views with respect to future events and are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Actual results and events may differ materially from information contained in the forward-looking statements as a result of a number of factors, including any changes in the laws, rules, and regulations relating to any aspects of the Issuer’s business operations, general economic, market, and business conditions, including capital market developments, changes or volatility in interest rates, input prices, the actions and developments of the

Issuer's competitors and the effects of competition on the demand for, and price of, the Issuer's products and services, various business opportunities that the Issuer may or may not pursue, changes in demographic trends, its ability to properly price its products and services , seasonal fluctuations and factors beyond the Issuer's control. The Issuer does not intend to update or otherwise revise such forward-looking statements, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties, and assumptions, forward-looking events and circumstances discussed herein might not occur in the way the Issuer expects, or at all. Accordingly, you should not place reliance on any forward-looking information or statements. All forward-looking statements herein are qualified by reference to the cautionary statements set forth in this section.

RISKS OF DIGITAL SECURITIES

The Issuer will use the Akemona platform for issuing digital tokens in digital wallets of investors through the Ethereum or Polygon blockchain. During the subscription period, these digital tokens will represent investment commitments by investors. At the end of a successful offering, without requiring any further action by investors, the Issuer or Co-issuer will automatically convert tokens representing investment commitments into Digital Security Tokens, which are digital securities. These digital tokens are directly delivered to the digital wallets of investors. Walletless investors receive a certificate of investment instead of digital securities.

Investors are responsible for maintaining the security and confidentiality of their digital wallet password, secret phrase, and private key ("Credentials"). Investors must protect their Credentials from cybertheft. Investors must not share their Credentials with any other person. Neither Akemona nor any other party has access to an investor's Credentials. In the event of loss of Credentials, the investor will lose all assets in their digital wallet. Excluding the replacement of investment commitment tokens during the subscription period upon payment of a replacement fee of $50, Akemona or the Issuer will not be liable for any loss, damage, or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet. Post-subscription, investors must contact the Issuer or Issuer's transfer agent for replacement of lost digital securities. The Issuer or their transfer agent may charge a fee for the replacement of digital securities.

The Ethereum and Polygon blockchains keep all transaction history public using the public key of digital wallets. Investors may want to control access to the public key of their digital wallet except when they have to share the public key with a counterparty to execute a transaction.

If the blockchain is split or forked into two or more branches, Akemona will, in its sole discretion, decide which branch of the blockchain it will use. Any investment

commitment tokens issued by Akemona will be valid only on the branch of the blockchain which Akemona decides to use. Excluding the replacement of investment commitment tokens, Akemona or the Issuer will not be liable for any loss, damage, or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to a split of the blockchain. Post-subscription, investors must contact the Issuer or Issuer's transfer agent to find out the branch of the blockchain which will be valid for the digital securities in the event of a split of the blockchain.

Excluding the replacement of digital securities upon payment of a fee, the Issuer or its transfer agent will not be liable for any loss, damage, or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet.

The Akemona platform is based on blockchain technology, which is a relatively new, untested, and evolving technology. The Digital Security Token, an ERC20 standard token developed by Akemona, resides on the Ethereum or Polygon blockchain. The investor must independently evaluate the risks and merits of the purchase of Digital Security Tokens and bear the risks thereof. The Investor understands that the Digital Security Tokens involve risks, all of which the Investor fully and completely assumes, including but not limited to, the risk that the technology associated with the Akemona platform will not function as intended.

THE INVESTOR ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY CRYPTOGRAPHIC SOFTWARE OR DIGITAL SECURITY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE ISSUER OR AKEMONA, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE CRYPTOGRAPHIC SOFTWARE OR DIGITAL SECURITY TOKENS.

TABLE OF CONTENTS

21. Legal Issues, Convictions or Disbarments

22. APPENDIX

1. OFFERING SUMMARY

Issuer	PRESEND INC
Type of Security	Fractionalized Common equity issued in the form of Digital Security Tokens directly deposited into investors' digital wallets. Walletless investors receive a certificate of investment.
Fractionalized Shares Per Token	1
Post-money Valuation	$33,333,333
Price Per Share	$250
Post-money Outstanding Shares (if all offered securities sold)	10,000
Target (minimum) Offering Amount	$15,000
Oversubscriptions Accepted	Yes
Oversubscriptions Allocation Method	First-come, first-served basis
Maximum Offering Amount	$2,500,000
Maximum Number of Digital Security Tokens Offered	10,250
Subscription Open Date	05-24-2024
Subscription Close Date	07-24-2024
Rolling Close	Yes
Price of each Digital Security Token	$250
Method for Determining Price on Purchase Date	The price of each common equity token is derived from the 7.5% of estimated enterprise value offered for tokenization divided by post-tokenization outstanding shares.
Minimum Investment Amount	$50
Purpose of the Fundraise	Capital investment
Transaction Processing Platform and Intermediary	Akemona, Inc.

Post-money valuation assumes that the offering is fully subscribed up to the maximum offering amount.

If the Offering does not equal or exceed the Target Offering Amount on or before the Subscription Close Date, the Intermediary will cancel all sales of Digital Security Tokens and the Escrow Agent will refund to investors the Original Purchase Price of each Digital Security Token and fraction thereof. Transaction Charges as stated in the Subscription Agreement will not be refundable.

2. ISSUER INFORMATION

PRESEND INC (the "Issuer") is a business in the Other Services (except Public Administration) industry with its principal location at 1207 DELAWARE AVE NUM 960, WILMINGTON, DE 19806. PRESEND INC is organized as a Corporation in the United States under the jurisdiction of DELAWARE. PRESEND INC was established on the date 09-28-2023. The website of PRESEND INC is at presend.io/.

The Issuer has certified that the following statements are true.

- The Issuer is organized under and subject to the laws of a state or territory of the United State or the District of Columbia.
- The Issuer has not issued securities registered with the SEC under the Securities Exchange Act of 1934.
- The Issuer has not been convicted of, or subject to court or administrative sanctions for, securities fraud, false representation or other violations of state or federal regulations.
- The Issuer has not failed to comply with the annual filing requirements under Regulation Crowdfunding (17 CFR §227.202).
- The Issuer is neither a development stage (blank check) company without a business plan nor a development stage (blank check) company intending to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer is not primarily engaged in the business of: trading securities, lending, pyramid sale distribution, gambling, speculation, adult entertainment, or retail sales of firearms, and ammunition.
- The Issuer is not in default of a loan.

Issuers Key Financials

The key financials of the Issuer are as follows:

- Total assets of the Issuer: $404,887
- Total liabilities of the Issuer: $2,316,890
- Net worth of the Issuer: -$1,912,003
- Annual Revenue of the Issuer: $467

Co-issuer(s)

This offering has the following co-issuer(s).

- PreSend SPV LLC, located at 1207 Delaware Ave, Ste 1536, Wilmington, DE, was organized as a Limited Liability Company in the United States under the jurisdiction of DE in the year 2023. The website of PreSend SPV LLC is at presend.io/.

The Co-issuer is a crowdfunding vehicle entity formed by the Issuer (under Rule 3a-9 of Regulation Crowdfunding) solely for the purpose of conducting this offering on behalf of the Issuer. The Co-issuer will issue securities for sale to investors in this offering and act as a conduit for investors to invest in the Issuer. The Co-issuer will use the proceeds of the securities it sells solely to purchase the securities offered by the Issuer. The Co-issuer will maintain a one-to-one relationship between the Issuer's securities it owns and the Co-issuer's securities outstanding to provide investors in the Co-issuer the same economic exposure as they had invested directly in the Issuer. The Co-issuer will issue securities with rights that are materially indistinguishable from the rights a direct investor in the Issuer would have. The Issuer has limited the Co-issuer's activities to that of acting solely as a conduit to directly hold the securities of the Issuer without the ability for independent investment decisions. The Co-issuer will redeem or offer to repurchase its securities if there is a liquidity event at the Issuer level, since its reason for existence will cease on the occurrence of such liquidity event. There is no material difference between an investment in the Issuer and the Co-issuer.

3. LEADERSHIP TEAM

Founders

Drew Wolfer holds the position of CEO with the company.

Drew Wolfer holds the position of CEO with the company. Drew Wolfer holds the positions of CEO, President, and Treasurer with the Issuer. Owner/Founder & CEO of Wolfer Finance Co-Founder & CEO of PreSend.io Owner/Creator of a Wholesale/Retail Business Owner/Creator of an Import & Export/Distribution Business Owner/Creator of a Social Media Brand (Drew Wolfer & Wolfer Finance) YouTube & Media Influencer Read & Listen To What Men's Journal, International Business Times, Maxim Magazine, Entrepreneur.com & Grit Daily Have To Say About Our Founder Drew Wolfer! Drew Wolfer is a Director and an Officer of the Issuer and has served in these roles since August 2022. Prior to working at Wolfer Finance and PreSend, Drew Wolfer was the Chief Executive Officer for Wolfer Enterprises, whose principal business was e-commerce and wholesaling/distribution of retail products. * Links to LinkedIn Profiles are provided to facilitate investor communication with Company founders. The information present on these individuals' LinkedIn Profiles is not a part of this Memorandum of Offering. Drew Wolfer is a Director and an Officer of the company.

Drew Wolfer is a Director and an Officer of the company.

LinkedIn: www.linkedin.com/in/drewwolfer/

Lawrence Holisky holds the position of Co-Founder with the company.

Lawrence Holisky holds the position of Director with the company. Lawrence Holisky holds the position of Director with the Issuer and has served in this role since August 2022. Prior to working at the Company, Lawrence Holisky was the Founder of Skilled Workers, a freelance marketplace that helps US Clients find, hire and train Virtual Assistants from the Philippines. United States Air Force Veteran PreSend Co- Founder Lawrence Holisky is a Director of the Issuer. * Links to LinkedIn Profiles are provided to facilitate investor communication with Company founders. The information present on

these individuals' LinkedIn Profiles is not a part of this Memorandum of Offering. Lawrence Holisky is a Director of the company.

Lawrence Holisky is a Director of the company.

LinkedIn: www.linkedin.com/in/larry-holisky-a714739/

Key Team Members

Craig Emslie holds the position of CMO with the company.

Craig Emslie holds the positions of CMO and Secretary with the lssuer, a position he has held since January 2023. Since 2021, Craig Emslie has also been self-employed as part of Click Profit, a Company which builds, manages and scales E-commerce stores. CMO of Wolfer Finance CMO of Presend Co-Founder of Click Profit Founder of Elevated Ventures CEO/Founder of Wine lmport Business 8 Figure Clickfunnels Award Winner Entrepreneur by Nature, Marketing Expert by Design * Links to Linkedln Profiles are provided to facilitate investor communication with Company founders. The information present on these individuals' Linkedln Profiles is not a part of this Memorandum of Offering. Craig Emslie is a Director and an Officer of the company.

Craig Emslie is a Director and an Officer of the company.

LinkedIn: www.linkedin.com/in/craig-emslie95/

Gregory Grzesiak holds the position of President of Marketing with the company.

Gregory Grzesiak holds the position of President of Marketing with the lssuer. CEO of Grzesiak Global Growth Greg Dedicates his time to helping CEO's, lnfluencers, and entrepreneurs make the appearances that will grow their following and their global reach. He has relationships with high-profile educators and influencers in the social media and traditional finance space. Gregory Grzesiak is a Director and an Officer of the lssuer and has served in this role since January 2023. Prior to founding Grzesiak Global Growth in November 2022, Gregory Grzesiak was a Sales Manager at McAfee Media, a company which helps educate and inspire those who want to join the cryptocurrency space, and at which he is still employed. * Links to Linkedln Profiles are provided to facilitate investor

communication with Company founders. The information present on these individuals' Linkedln Profiles is not a part of this Memorandum of Offering. Gregory Grzesiak is a Director and an Officer of the company.

Gregory Grzesiak is a Director and an Officer of the company.

LinkedIn: www.linkedin.com/in/greg-grzesiak-a46935242/

Skye Ruedas holds the position of VP Social Media & Content with the company.

Skye Ruedas holds the position of VP Social Media & Content with the company. Skye Ruedas holds the position of VP Social Media & Content with the company. Head of social media at PreSend; CMO of PennyFly Entertainment, a unique label platform which offers production and marketing services, along with flexible deal terms, to musical artists at all levels. Skye Ruedas is a Director and an Officer of the company, and has served in this role since January 2023. * Links to Linkedln Profiles are provided to facilitate investor communication with Company founders. The information present on these individuals' Linkedln Profiles is not a part of this Memorandum of Offering. Skye Ruedas is a Director and an Officer of the company.

Skye Ruedas is a Director and an Officer of the company.

LinkedIn: www.linkedin.com/in/skyeruedas/

4. PRINCIPAL STOCK OWNERS

The Issuer's principal stockholders are as follows:

Name of Stockholder	Class of Securities Held	Percentage of Voting Power
Nordic Alpha Holdings LLC (Controlled By Drew Wolfer)	Ownership interest	35.97%
SA Automation Enterprise LLC (Controlled By Craig Emslie)	Ownership interest	25.90%
Lawrence Holisky	Ownership interest	20.86%
Wolfer Finance Corp (Controlled By Drew Wolfer)	Ownership interest	14.39%

The above information provided by the Issuer is no more than 120 days prior to the date of filing of this offering statement.

The Issuer has calculated total voting power by including all securities for which the stockholding person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant, or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned."

To calculate outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities are assumed to be converted.

5. OFFERING INFORMATION AND TERM SHEET

Term Sheet

Issuer: PRESEND INC

Type of Security Offered: Common equity and issued in the form of a digital security token

Price Per Share: $250

Fractionalized Shares Per Token: 1

Target (Minimum) Offering Amount: $15,000

If the sum of the investment commitments does not equal or exceed the target (minimum) offering amount at the subscription close date, no security will be sold in the offering, investment commitments will be cancelled by the intermediary, Akemona, and committed funds will be returned to investors.

Oversubscriptions Accepted: Yes

If yes, how oversubscriptions will be allocated: First-come, first-served basis

Maximum Offering Amount: $2,500,000

Post-money Valuation: $33,333,333

The post-money valuation is the sum of pre-money valuation (valuation of the Issuer before the fundraise) and the maximum offering amount. Post-money valuation assumes that the offering is fully subscribed up to the maximum offering amount.

Maximum Number of Securities to be Offered: 10,250

The maximum number of Digital Security Tokens to be offered is calculated by dividing the maximum offering amount by the price of each

Digital Security Token on the subscription open date.

Subscription Open Date: 05-24-2024

Subscription will open at 12:01 AM Pacific Time on the subscription open date.

Subscription Close Date: 07-24-2024

Subscription will close at 11:59 PM Pacific Time on the subscription close date.

Rolling Close: Yes

When the minimum target offering amount is reached, the Issuer may choose to do a rolling close to receive some of the funds raised and keep the subscription open. If the Issuer decides to do a rolling close, investors will receive a notification of the rolling close at least 5 business days in advance of the rolling close date. Investors will have the option to cancel or reduce their investment commitment up to 48 hours before the rolling close date. Investments become final at the rolling close date. Investors will not be able to change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

Price of Each Digital Security Token on Subscription Open Date: $250

Method for Determining Price: The price of each common equity token is derived from the estimated enterprise value divided by diluted shares, then adjusted for the share fraction each token represents.

Minimum Investment Amount: $50

Investor Perks Offered by the Issuer: **There are Three Early Bird Bonuses available to investors.**

BONUS #1:

For every investment, an investor will receive rewards tokens, backed and redeemable via USD

Coin ("USDC") any time after the offering has closed. The percentage in rewards tokens given to the investor as a perk or rewards token (which effectively translates into a discount of that same percent on the investment) will be calculated as follows:

- **10%** of the amount invested during the first 14 days from the opening date or until the offering has raised $250,000, whichever comes first ("First Milestone").
- **8%** of the amount invested during the next seven days after the First Milestone or until the offering has raised $350,000, whichever comes first ("Second Milestone").
- **6%** of the amount invested during the next seven days after the Second Milestone or until the offering has raised $450,000, whichever comes first ("Third Milestone").
- **4%** of the amount invested during the next seven days after the Third Milestone or until the offering has raised $550,000, whichever comes first ("Fourth Milestone").
- **2%** of the amount invested during the next seven days after the Fourth Milestone or until the offering has raised $650,000, whichever comes first.

Rewards token will only be caculated on each investment. The above tiers will apply

consecutively without any gaps between them, for a maximum total of $45,000 in perk tokens. As soon as one tier is completed, the next tier will kick-in immediately. Perk tokens will be distributed when the offering is closed. These will be redeemable in USDC. Instructions on how to redeem perk tokens will be emailed to investors.

BONUS #2:

For every $1,000 invested, an investor will receive an additional $100 worth of common stock Digital Security Tokens (representing 2/5thof a Share of Class C stock, the same securities being sold in this offering). Bonus Digital Security Tokens will only be calculated on each full $1000 invested. This bonus is only available for the first $250,000 worth of PreSend common stock Digital Security Tokens sold, for a maximum total of $25,000 in additional common stock Digital Security Tokens (representing 100 shares of Class C stock) issued (if all of the first $250,000 invested are invested in $1,000 increments).

BONUS #3:

Each investor who invests at least $100 as their first investment in the offering will receive an additional $25 worth of common stock Digital Security Tokens (representing 1/10thof a Share of Class C stock, the same securities being sold in this offering). This bonus is only available for the first $250,000 worth of PreSend common stock Digital

Security Tokens sold, for a maximum total of $62,500 in additional common stock Digital Security Tokens (representing 250 shares of Class C stock) issued (if the first $250,000 invested consists of 2500, $100 investments).

Bonus reward tokens and Digital Security Tokens will be distributed after the close of offering. The decision of the issuer regarding the distribution of bonus Digital Security Tokens will be final.

Additionally, all Token Holders of the Digital Security Tokens issued in this offering will receive fee free use of the PreSend Software via the Issuer's Extensions & WebApp. This benefit only applies if the wallet from which the transaction is initiated contains at least one whole PreSend Digital Security Token (fractional tokens will not result in the fee being waived). The benefit is applied programically by PreSends software, which scans the originating wallet and, if it detects a Digital Security Token ID, waives the transaction fee. Investors with multiple wallets would need a separate PreSend Digital Security Token in each wallet to have transaction fees waived for all wallet. This benefit will apply to instances of PreSend software operated by PreSend Inc., but is not expected to extend to third party transaction providers who lisence or purchase PreSend's technology.

Purpose of the Fundraise: Capital investment

Escrow Agent: Not set

Transfer Agent: OnchainTA

Applicable Law: Issued under Section 4(a)(6) of the U.S. Securities Act of 1933 as amended and under SEC Regulation Crowdfunding

Initial Holding Period: 1 year from the date of close of subscription with certain exceptions stated in 17CFR §227.501 regarding restrictions on resale and included under "Notice to Investors."

Transaction Processing Platform and Intermediary: Akemona, Inc.

Intermediary's CIK: 0001748730

Intermediary's SEC File Number: 007-00173

CRD Number: 000299685

Intermediary's (Akemona's) Compensation: 5% of the amount raised

Intermediary's (Akemona's) Any Other Interest in the Security Being Offered: None

Estimated Escrow and Other Transactions Charges: Approximately 3% of the amount raised

Tax Considerations: The investor is responsible for reporting their income for the purpose of taxes in their jurisdiction.

6. TERMS OF SECURITIES

The Issuer is offering fractionalized equity shares as digital security tokens. Each digital security token will represent a Class C share of stock in PreSend, Inc., a Delaware Corporation, and will have a price of $250. The minimum purchase amount is $50 payable in USDC or through ACH, credit card, or wire transfer, which will entitle the investor to 1/5th of a digital security token / Class C Share.

These Class C shares shall not be entitled to vote on Corporate actions but will be entitled to receive dividends, when, as and if declared by the board of directors, out of any assets at the time legally available therefor. Dividends shall be paid with equal priority and pro rata among the holders of Class A Stock and Class C Stock in proportion to the number of shares of Class A Stock and Class C Stock held by them. The right to receive dividends on shares of shall not be cumulative, and no right to dividends shall accrue to holders Class C Stock by reason of the fact that dividends on said shares are not declared or paid.

The Issuer has currently authorized 50,000 shares of Class C Stock par value $0.001 per share, and has not issued any Class C Stock prior to the commencement of this offering. The Issuer is offering up to 10,000 Class C shares in this offering, with up to an additional 250 shares being issued as early bird bonuses, which (if all 10,250 units were issued) would leave 39,750 unissued shares which may be issued to raise capital, and which may be issued at a higher or lower price than $250/share; or issued in exchange for services. Additionally, the number of authorized shares of Class C Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote a majority of Class A and Class B stock (voting collectively), the majority of which is currently held directly by the Issuer's officers or indirectly by entities controlled by the Issuer's officers.

It is the intent of the Issuer to periodically declare dividends such that, if all 10,250 shares are issued in this offering, the Class C stockholders will receive a cumulative 7.5% net profit share from the tokens they own (or approximately 0.00075% per share). However, any such dividends are in no way guaranteed. Dividends are subject to the economic needs of the Issuer (as judged in the sole discretion of the Issuer's Board of Directors), will not be declared until the issuer becomes profitable, and if the Issuer does not become profitable (or ceases to be profitable at some point in the future) then it does not intend to make distributions. Additionally, this percentage may be reduced if the Issuer raises additional capital from investors by issuing Class C shares in subsequent offerings.

Additionally, all TokenHolders of the digital security tokens issued in this offering will receive fee free use of the PreSend Software via the Issuer's Extensions & WebApp. This benefit will extend only to the initial purchasers of the Issuer's digital security tokens / Class C Stock and will not extend to any secondary market purchasers.

Transfer Restrictions:

Except in connection with a Transfer to a "Permitted Transferee" (defined below, but generally relatives and entities owned by or set up for the benefit of relatives), transfers of the Issuer's digital security tokens / Class C Stock is only permitted if such transfer is approved by the Issuer's Board of Directors. Any attempt to transfer without such approval will be null and void. The Board of Directors will only approve transfers if the proposed transferee signs the Issuer's then in force stockholder agreement. The Board of Directors may also require an opinion of counsel that neither registration nor qualification under the Securities Act and applicable state securities laws is required in connection with such Transfer.

The Stockholders Agreement defines "Permitted Transferee" is defined as (A) the spouse, parent, sibling or lineal descendants (but not minor children) of such Stockholder, (B) any trust created solely for the benefit of such Stockholder, the spouse, parent, sibling or lineal descendants of such Stockholder, or such Stockholder's estate, (C) any entity in which such Stockholder, or the spouse, parent, sibling or lineal descendants of such Stockholder, are the direct and beneficial owners of all of the equity interests (provided such Stockholder, spouse, parent, sibling and lineal descendants agree in writing to remain the direct and beneficial owners of all such equity interests), (D) upon such Stockholder's death, the legatees or beneficiaries of such Stockholder, or the personal representatives of such Stockholder for the purposes of administration of such Stockholder's estate, or (E) upon such Stockholder's adjudicated incapacity, the personal representatives of such Stockholder for purposes of the protection and management of the assets of such Stockholder.

Drag Along Rights:

In the event that the Board of Directors, Wolfer Finance Inc., and the holders of a majority of the Issuer's Class A and Class B stock agree to an "Approved Sale" (by the sale of Capital Stock, Sale or License of substantially all of the Company's assets, or merger/consolidation with another Company), then all Stockholders (including the Class C stockholders who purchased in this offering) are required to sell their shares at the agreed upon price and take all reasonably necessary actions to effect consummation of any Approved Sale. In particular Class C stockholders are required to:

(a) consent to, vote for and raise no objections against the Approved Sale or the process pursuant to which the Approved Sale was arranged;

(b) waive any dissenters', appraisal or similar rights with respect to the Approved Sale,

(c) if the Approved Sale is a sale of shares of Capital Stock, agree to sell all of their shares on the terms and conditions of the Approved Sale and

(d) refrain from asserting any claim or commencing any suit (1) challenging the Approved Sale or this Agreement or (2) alleging a breach of any fiduciary duty of the Requisite Holders or any Affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Approved Sale or the consummation of the transactions contemplated thereby.

Electronic Communication:

The investor consents to receive communications and transact business with the Issuer online and electronically. The Issuer may, at its sole discretion, deliver all communications concerning investors or Issuer's business including, without limitation, information and written notices required to be provided to investors, by means of email, posting on its website, or other means of electronic communication. The investor shall keep the Issuer or its transfer agent informed of any change in their email so that the investor can continue to receive all communications promptly.

Modification to the Terms of the Securities Being Offered:

The Issuer can modify the terms of securities offered up to 10 days before the close of the subscription. However, any material change to the terms of the offering will require submission of a revised Form C, communication of the material change to current and potential investors, and reconfirmation of investment from all the investors.

7. TOKEN PURCHASE TRANSACTION EXECUTION AND CANCELLATION

Investors will send payment for their investment commitment in cash (using payment cards, ACH, wire or USDC stablecoin*) to the escrow agent through the Akemona platform. The Issuer will use the Akemona platform to seek investment commitments from the investors. The Issuer will confirm these investment commitments by issuing aPledge digital tokens to the registered wallets of investors.

Digital security tokens purchased by an investor will be electronically deposited in the investor's digital wallet. If the offering is cancelled, all sales of debt security tokens will be cancelled and the escrow agent will refund to each investor the original purchase price of each digital security token purchased minus the bank fee for sending refunds.

Upon close of a successful offering, the escrow agent will disburse collected funds to the Issuer after deducting escrow and Akemona fees. The Issuer will convert investment commitment tokens into digital securities. Upon completion of the transaction, Akemona will provide the details of the funds raised to investors.

* This method of payment may not be available for all offerings. If this method of payment is available, investors will see a "Pay with USDC" button when making an investment.

Cancellation of an Investment Commitment

Investors may cancel an investment commitment up until 48 hours prior to the deadline (subscription close date) identified in these offering materials. If an investor decided to cancel, the escrow agent will refund the original amount of investment after deducting the bank fee for remitting the refund to the investor.

Transaction charges incurred by the investor at the time they made the investment are not refundable. Non-refundable transaction charges include ACH fee, payment card fee, wire transfer fee, gas on Ethereum, Polygon or another blockchain platform (when paying with USDC stablecoin) and identity verification fee. The details of these transaction charges are available in the Akemona Education Center for Investors.

The escrow company will charge a bank fee for remitting refunds. The escrow company will remit the refund through the payment method, which was used by the investor for making the investment. Remittance of refund through ACH will incur a charge of $1. Refund through wire transfer will incur a charge $15 for domestic and $35 for international. There is no bank fee for refunding payments made through payment cards.

Akemona will notify investors when the target offering amount has been met. If the Issuer reaches the target offering amount prior to the deadline (subscription close date) identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least 5 business days prior to such new offering deadline (absent a material change that will require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If the Issuer makes a material change to the terms of securities being offered, the Issuer will notify investors about the change and the investors will be required to reconfirm their investment commitment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned to the investor. If material changes to the offering or to the information provided by the Issuer regarding the offering occur within five business days of the maximum number of days that an offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm his or her investment.

A rolling close allows the Issuer to receive the funds raised after the target offering amount is reached, while keeping the subscription open for further funding. The issuer has indicated that it will be performing rolling closes of the offering. When the issuer decides to do a rolling close, investors will receive a notification of rolling close at least 5 business days in advance of the rolling close date. Investors will have the option to cancel or reduce their investment commitment up to 48 hours before the rolling close date.

Investments become final at the rolling close date. Investors will not be able to change their invested amount after the rolling close date. The offering will remain open for subscriptions after the rolling close. All investment commitments subsequent to the rolling close date will be treated as new investment commitments.

8. PURPOSE OF OFFERING

This is an investment opportunity offered out to both accredited & non-accredited investors.

PreSend, Inc is selling and issuing Class C shares represented by Digital Security Tokens on the Akemona platform to deploy funds into further development of its proprietary blockchain transaction security software. This software is already developed and available for use by the Public. PreSend has filed two pending patents on in 28 worldly jurisdictions (USA, Austria, Belgium, Bulgaria, Croatia, Republic of Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, and Sweden.) covering certain core functionalities of this software.

The capital committed during this offering will primarily be used to further develop our patent pending software and fund our efforts to market the product and secure institutional grade partnerships that could generate income and revenue for the company and its investors. Proceeds from the offering may also be deployed to fund the further filing of patents in other worldly jurisdictions, other operational & company expenses incurred as part of continuing development and scaling the company, paying down of Company debt, and to file lawsuits to enforce our patents and protect of our intellectual property.

9. PRODUCTS AND SERVICES


WHAT DO INVESTORS RECEIVE?
WHAT INVESTORS RECEIVE!
$
22.5%
VESTED INTEREST
$PRESEND Tokens Give You A Vested Interest In PreSend! Tokenholders Receive Up To 22.50% NET PROFIT SHARE from the TOKENS they own, cumulatively, in PreSend!
DIGITAL SECURITY
You Now Own A VESTED INTEREST In The PreSend, Inc Company! Your INVESTMENT In Our Company Is Represented By The Digital Security Token! THANK YOU For Your Vote Of Confidence In Our Institution!
PROFIT SHARE
PreSend Tokenholders Receive Up To 22.50% NET PROFIT SHARE from the TOKENS they own, cumulatively, in PreSend, Inc!

(1) PreSend token holders, including investors purchasing Digital Security representing Class C shares or other token holders who purchased PreSend tokens in 2022, are collectively eligible for up to 22.50% of the net profit cumulatively, less capital expenditures, of PreSend as determined by the board of directors. Distributions of PreSend profits are contingent on success of the business and will be determined by the board of directors. The investors who purchase Digital Security representing Class C shares in this offering are collectively eligible to receive up to 7.5% of the Net Income/Profit Share. Investors Receive:

1. **A Digital Security Token**

2. **VESTED INTEREST! These Digital Security Tokens represent Class C shares in PreSend, Inc.**

3. **PROFIT SHARE!** PreSend Tokenholders are collectively expected to receive up to **22.50% NET PROFIT SHARE** of PreSend, Inc! Investors who purchase Digital Security representing Class C shares in this offering will be collectively eligible to receive up to 7.5%.

4. **COMMON STOCK!** You Now Own Common Stock In The PreSend, Inc Company! Your Vested Interest In Our Company Is Represented By The Digital Security Token! Thank You For Your Vote Of Confidence In Our Institution!

SPECIAL BONUSES!

EARLY BIRD BONUSES!

%

DISCOUNT[2]

For every **$100 you invest** in the first 2 weeks, you will receive **$10 in rewards tokens,** backed and redeemable **1:1 via USDC** any time after the offering has closed! This is essentially a potential 10% BONUS on your investment![2]

$

BONUS SHARES[3]

Every **$1,000** you invest also secures you an **EXTRA BONUS OF $100** worth of **PreSend COMPANY DIGITAL SECURITY TOKENS!**

This is a potential **10% EXTRA BONUS** on your tokens & **INVESTMENT!**[3]

$25

WELCOME BONUS[3]

For the **FIRST $100** you invest also secures you an **EXTRA $25 worth of PreSend company tokens!**

This is a potential **25% EXTRA BONUS** on your initial $100 worth of tokens & investment![3]

(2) Terms and conditions apply to the percentage of perk tokens issued based upon the date/time of investment, the availability of perk tokens, as well as the capacity of perk tokens. Perk tokens are made available once the offering has closed and are backed and redeemable 1:1 by USDC. The tiers go as follows: 10%, in perk tokens, for the first 2 weeks OR once $250,000 in investor funding is raised. 8%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 6%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 4%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 2%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 0%, in perk tokens, once 6 weeks have passed OR $650,000 in investor funding is raised.

(3) Terms and conditions apply to the percentage of additional Digital Security Tokens issued to an investor based upon the date/time of investment, the availability of Digital Security Tokens, as well as the capacity of bonus Digital Security Tokens issued. Bonus Digital Security Tokens are made available once the offering has closed. This BONUS is only available for the first $250,000 worth of PreSend Digital Security Token investor funding proceeds. Investors will receive an additional $25 worth of PreSend tokens for the first $100 they invest, tokens become available after the offering closes. Terms and conditions apply. This BONUS closes once PreSend has reached $250,000 in funding.

There are Three Early Bird Bonuses available to investors.

BONUS #1:

For every investment, an investor will receive rewards tokens, backed and redeemable via USD Coin ("USDC") any time after the offering has closed. The percentage in rewards tokens given to the investor as a perk or rewards token (which effectively translates into a discount of that same percent on the investment) will be calculated as follows:

- **10%** of the amount invested during the first 14 days from the opening date or until the offering has raised $250,000, whichever comes first ("First Milestone").

- **8%** of the amount invested during the next seven days after the First Milestone or until the offering has raised $350,000, whichever comes first ("Second Milestone").
- **6%** of the amount invested during the next seven days after the Second Milestone or until the offering has raised $450,000, whichever comes first ("Third Milestone").
- **4%** of the amount invested during the next seven days after the Third Milestone or until the offering has raised $550,000, whichever comes first ("Fourth Milestone").
- **2%** of the amount invested during the next seven days after the Fourth Milestone or until the offering has raised $650,000, whichever comes first.

Rewards token will only be caculated on each investment. The above tiers will apply consecutively without any gaps between them, for a maximum total of $45,000 in perk tokens. As soon as one tier is completed, the next tier will kick-in immediately. Perk tokens will be distributed when the offering is closed. These will be redeemable in USDC. Instructions on how to redeem perk tokens will be emailed to investors.

BONUS #2:

For every $1,000 invested, an investor will receive an additional $100 worth of common stock Digital Security Tokens (representing 2/5thof a Share of Class C stock, the same securities being sold in this offering). Bonus Digital Security Tokens will only be calculated on each full $1000 invested. This bonus is only available for the first $250,000 worth of PreSend common stock Digital Security Tokens sold, for a maximum total of $25,000 in additional common stock Digital Security Tokens (representing 100 shares of Class C stock) issued (if all of the first $250,000 invested are invested in $1,000 increments).

BONUS #3:

Each investor who invests at least $100 as their first investment in the offering will receive an additional $25 worth of common stock Digital Security Tokens (representing 1/10thof a Share of Class C stock, the same securities being sold in this offering). This bonus is only available for the first $250,000 worth of PreSend common stock Digital

Security Tokens sold, for a maximum total of $62,500 in additional common stock Digital Security Tokens (representing 250 shares of Class C stock) issued (if the first $250,000 invested consists of 2500, $100 investments).

Bonus reward tokens and Digital Security Tokens will be distributed after the close of offering. The decision of the issuer regarding the distribution of bonus Digital Security Tokens will be final.

Additionally, all Token Holders of the Digital Security Tokens issued in this offering will receive fee free use of the PreSend Software via the Issuer's Extensions & WebApp. This benefit only applies if the wallet from which the transaction is initiated contains at least one whole PreSend Digital Security Token (fractional tokens will not result in the fee being waived). The benefit is applied programically by PreSends software, which scans the originating wallet and, if it detects a Digital Security Token ID, waives the transaction fee. Investors with multiple wallets would need a separate PreSend Digital Security Token in each wallet to have transaction fees waived for all wallet. This benefit will apply to instances of PreSend software operated by PreSend Inc., but is not expected to extend to third party transaction providers who lisence or purchase PreSend's technology.


POTENTIAL REVENUE SOURCES
TRANSACTION FEES
PATENT LITIGATION
LICENSING & PARTNERSHIPS

POTENTIAL REVENUE SOURCES

1. Licensing fees from large (potential, future) partners:
   - **Centralized Exchanges** Like CoinBase & Binance
   - **Non-Custodial Wallets** Like Metamask & Ledger
   - **Browsers** Like Brave & Opera
   - **Payment Processors** Like BitPay & PayPal
   - **Merchant Processors** Like VISA & Mastercard
   - **Banks & Traditional Finance Institutions**

Note that while PreSend is currently available as a plugin for the Brave & Opera browsers, the Issuer has not yet entered into any licensing arrangements with any of the above entity types.

2. Per Transaction Fees (Whichever Is Larger):
   - 2/10 of 1% , OR
   - $1 Guaranteed Per Transaction

3. Intellectual Property Litigation:
   - If PreSend owns patented technology, and other platforms infringe it, litigation can ensue and bring potential damages from lost revenue from infringers not paying PreSend its proper licensing or transaction fees.

*Litigation is a costly endeavor, and if PreSend were to litigate it could effect profitability in the short & long term for our company and investors, and could effect investors profit share distributions. It is also risky to litigate because PreSend cannot guarantee that a court would allow us to enforce our rights and receive any damages. The Issuer expects it

would fund any litigation from operational revenues, but it reserves the right to fund any such litigation using capital raised in this offering*



LICENSING FEES FROM POTENTIAL INSTITUTIONAL-GRADE PARTNERS
• Centralized Exchanges (Like Coinbase and Binance)
• Non-Custodial Wallets (Like Metamask and Ledger)
• Browsers (Like Brave and Opera)
• Payment Processors (Like PayPal)
• Card & Merchant Processors (Like VISA & Mastercard)
• Banks & Traditional Finance Institutions (Like Chase and Bank Of America)
VISA
MasterCard
PER TRANSACTION FEES
0.20%
(2/10 of 1%), OR
$1
Guaranteed / Transaction

INTELLECTUAL PROPERTY LITIGATION



If **PreSend owns patented technology,** and others **infringe it**, **litigation** can ensue and bring **potential damages** from **lost revenue & licensing fees.**

THE PRESEND PENDING PATENTS


PENDING PATENT #1
PRESEND'S PROPERTY PATENT PENDING PROCESS
PreSend has a pending patent for our proprietary cross-blockchain transaction security software.
Serial Numbers:
United States Filing: 18/527,952
International PCT (Patent Cooperation Treaty) & European Union Filing: PCT/US2023/016285
Where Is Our Patent Pending?
United States - Submitted Full Patent December 2023
27 European Union Countries - Submitted Full Patent December 2023

PENDING PATENT #1

PRESEND'S PROPRIETY PATENT PENDING PROCESS

- PreSend has a pending patent for our proprietary cross-blockchain transaction security software.

Serial Numbers:

- United States Filing: 18527,952
- International PCT (Patent Cooperation Treaty) & European Union Filing: PCT/US2023/016285

Where Is Our Patent Pending?

- United States – Submitted Full Patent December 2023

27 European Union Countries (Austria, Belgium, Bulgaria, Croatia, Republic of Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland,

Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, and Sweden.) – Submitted Full Patent December 2023


PENDING PATENTED PENDING
PENDING PATENT #2
"TEST TRANSACTIONS FOR TESTNET & MAINNET BLOCKCHAIN"
PreSend has a pending patent for blockchain test transactions.
Serial Numbers:
• United States Filing: 18/527,952
• International PCT (Patent Cooperation Treaty) & European Union Filing: PCT/US2023/069077
Where Is Our Patent Pending?
• United States - Submitted Full Patent December 2023
• 27 European Union Countries - Submitted Full Patent December 2023

AS OF JANUARY, 2024 THE PRESEND TEST TRANSACTION PATENT APPLICATION ACCEPTED INTO PPH "PATENT PROTECTION HIGHWAY" PROGRAM (Submitted In 28 Worldly Jurisdictions). As of May 24 , 2024 both patents are still in the pending state with no allotments from the USPTO or international offices as of May 24, 2024.

PENDING PATENT #2

"TEST TRANSACTIONS FOR TESTNET & MAINNET BLOCKCHAINS"

- PreSend has a pending patent for blockchain test transactions.

Serial Numbers:

- United States Filing: 18/527,962

- International PCT (Patent Cooperation Treaty) & European Union Filing: PCT/US2023/069077

Where Is Our Patent Pending?

- United States – Submitted Full Patent December 2023
- 27 European Union Countries (Austria, Belgium, Bulgaria, Croatia, Republic of Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, and Sweden.) – Submitted Full Patent December 2023


PENDING
PATENTED
PENDING
PENDING PATENT #2 CONT'D
"TEST TRANSACTIONS FOR TESTNET & MAINNET BLOCKCHAIN"
PreSend has a pending patent for blockchain test transactions.
The Patent Protection Highway (PPH):
The interstate to patent issuance. It puts PreSend's Test Transaction Patent application on the fast-track above every other patent application that did not receive acceptance into the PPH.
"The PPH enables an applicant who receives a positive ruling on patent claims from one participating office to request accelerated prosecution of corresponding claims in another participating office, which allows the applicant to obtain a patentability decision from the office in an accelerated manner."

The patent protection highway.**The interstate to patent issuance.**It puts PreSend's Test Transaction Patent application on the fast-track above every other patent application that did not receive acceptance into the PPH.

"The PPH enables an applicant who receives a positive ruling on patent claims from one participating office to request accelerated prosecution of corresponding claims in another

participating office, which allows the applicant to obtain a patentability decision from the office in an accelerated manner.“


STATISTICS ON PPH ACCEPTED PATENT APPLICATIONS
88.3%
Through the PPH, via the PCT, the grant rate is 88.3% for applications that a PPH request was granted (as it was for PreSend's Test Transaction patent).
20/20
PreSend's score on novelty and patentable steps on our patent claims from the PCT decision upon recommendation for the PPH accelerator program.
144 DAYS
Applications receive a first action from the patent offices in 144 days on average (this could include an allowance, or issuance, or a revision request.
6-8 WEEKS
The Best case scenario is an allowance and patent issuance in the first roughly 144 days, but you'll need to add on about 6-8 weeks for the office to issue the patent after approval.
30.8%
Percentage chance the patent is issued an allowance (or essentially a patent approval) ON THE 1st SUBMISSION!

- **88.3%:**Through the PPH, via the PCT, the grant rate is 88.3% for applications in which a PPH request was granted**(as it was for PreSend's Test Transaction patent)**.
- **20/20:**PreSend's score on novelty and patentable steps on our patent claims from the PCT decision upon recommendation for the PPH accelerator program.
- **144 days:**Applications receive a first action from the patent offices in 144 days on average (this could include an allowance, or issuance, of the patent, or a revision request from the patent office).
- **6-8 Weeks:**The Best case scenario is an allowance and patent issuance in the first roughly 144 days, but you'll need to add on about 6-8 weeks for the office to issue the patent after approval.

- **30.8%:**Percentage chance the patent is issued an allowance (or essentially a patent approval)**ON THE 1st SUBMISSION!**

Statistics on PPH were taken from a 2022 study and given to us from our IP Counsel at Troutman Pepper LP, but do not guarantee that PreSend's patents will be granted or, even if granted, will be enforceable in any or all jurisdictions. Each patent will be evaluated on its own merits by the relevant authorities in each jurisdiction.

WHERE IS PRESEND GOING?


WALLETS TARGETED
KUCOIN
METAMASK
LEDGER
COINBASE
OPERA
EXCHANGES TARGETED
COINBASE
BINANCE
BITFINEX
GATE.io
KUCOIN
OKX


POTENTIAL FUTURE PARTNERSHIPS
LICENSING FEES FROM POTENTIAL INSTITUTIONAL-GRADE PARTNERS
• Centralized Exchanges (Like Coinbase and Binance)
• Non-Custodial Wallets (Like Metamask and Ledger)
• Browsers (Like Brave and Opera)
• Payment Processors (Like PayPal)
• Card & Merchant Processors (Like VISA & Mastercard)
• Banks & Traditional Finance Institutions (Like Chase and Bank Of America)
VISA
MasterCard

MARKET STATISTICS

ANALYSIS OF TOP CHAINS TRANSACTION VOLUME (ONLY THE TOP 24 BLOCKCHAINS BY VOLUME)


TRANSACTION STATS
THE BELOW STATS ARE FROM ALL OF THE TOP 24 BLOCKCHAINS (COMBINED) ALL THE WAY FROM ETH DOWN TO COSMOS.*
Transactions Per Year
15,512,500,000
Transactions Per Month
1,275,000,000
Transactions Per Week
297,500,000
Transactions Per Day
42,500,000
Revenue Per Year
$15,512,000
Revenue Per Month
$1,275,000
Revenue Per Week
$297,500
Revenue Per Day
$42,500
*Statistics based on research from 2022 - Top 24 Blockchains.
**These numbers are projections & examples and are subject to market and economic conditions.
(Based On Minimum $1 Guaranteed Per Transaction)

* Statistics based on transactions across the Top 24 Blockchains from 2022

** These numbers are projections & exampes and are subject to market and economic conditions. Revenue projections are based on the minimum $1 per transaction.

ANALYSIS OF POTENTIAL REVENUE GENERATION PER TRANSACTION VOLUME DAILY

These numbers are just projections and are subject to market and economic conditions.

1. **42,500,000 TOTAL TRANSACTIONS PER DAY**
2. **297,500,000 TOTAL TRANSACTIONS PER WEEK**
3. **1,275,000,000 TOTAL TRANSACTIONS PER MONTH**
4. **15,512,500,000 TOTAL TRANSACTIONS PER YEAR**

***Across the top 24 cryptocurrency blockchains** (everything from Ethereum all the way down to Theta and Cosmos) there are around **42.5M transactions per day** based on statistics from late 2022!*

We estimate that over 90% of these transactions are probably **unsecure**transactions **open to human error**.

"These numbers are just projections and are subject to market and economic conditions."


REVENUE


PER TRANSACTION FEES
0.20%
(2/10 of 1%), OR
$1
Guaranteed /
Transaction

PreSend has a**guaranteed $1.00 fee**for transactions below $500 in value.**Above $500**, the fee becomes**00.20% of the transaction**

<u>For Example: Send $1,000 USDC on Polygon and the fee is $2.00 to protect it.</u>

1. **If PreSend were to safeguard just 00.10%**of those daily transactions (42,500 transactions) this could generate around**$42,500 in revenue per day**(with our guaranteed $1.00 per transaction fee – not even taking into account, the 00.20% aggregate fee once the transaction is above $500)!
2. This means that**per week**(if PreSend were to protect just 00.10% of the top 24 blockchains' transactions) PreSend could generate around**$297,500!**
3. **Per month**, with the same assumptions present, the revenue could be around**$1,275,000.**
4. Take this a step further (1 year out, and assuming the same number of transactions per day and percentage transactions that PreSend protects) and the income could potentially be $15,512,000 per year!"

"These numbers are just projections and are subject to market and economic conditions."

PRODUCTS & SERVICES


COMPATIBLE BLOCKCHAINS
BSC
Ethereum
Polygon
Avalanche
Fantom

PreSend's Blockchain Connectivity Compatibilities:

- Ethereum (ETH)
- Polygon (POLYGON)
- Binance Smart Chain (BNB)
- Avalanche (AVAX)
- Fantom Opera Network (FTM)
- As well as ALL EVM coins & tokens on the above 5 blockchains.

And many more EVM and Non-EVM blockchains (like Bitcoin and Solana) in development…


COMPATIBLE EXCHANGES
Binance
Crypto.com
Coinbase
Kraken
Binance.US
Kucoin

PreSend's Centralized Exchange (Sending To) Compatibilities:

- Binance.com Exchange
- Coinbase Exchange
- Crypto.com Exchange
- Kucoin Exchange
- Binance.US Exchange

And many more exchanges in development…


COMPATIBLE WALLETS
METAMASK
LEDGER
COINBASE
OPERA
CRYPTO.COM
BRAVE
TRUSTWALLET

PreSend's Non-Custodial Wallets (Sending To) Compatibilities:

- Metamask
- Ledger
- Trust Wallet
- Brave Browser Wallet
- Opera Browser Wallet
- Coinbase Wallet
- Crypto.com Wallet

And many more non-custodial wallets in development…


WEB EXTENSIONS
Chrome
Brave
Edge

PreSend's Browser Extension Compatibilities:

- Google Chrome Browser
- Brave Browser
- Microsoft Edge browsers (PreSend is in the process of creating a new EDGE extension, so depending on where we are at in this process, the extension may or may not be available at that time).

And many more in development…


WEBAPP & WALLET CONNECTIVITY
Metamask
Ledger
Coinbase
Opera
Brave
and many more...

PreSend's WebApp Connection Compatibilities (Through WalletConnect at https://app.presend.io):

- Metamask
- Zerion
- Ledger
- Trust Wallet
- Opera Wallet
- Brave Wallet
- Fireblocks
- Coinbase Wallet
- Zelcore

And many more non-custodial wallets…

- ***PreSend Also Has APIs (Application Programming Interface) & An SDK (Software Development Kit) That We Can Provide To Institutional Grade Partners Like Coinbase Exchange, Metamask Non-Custodial Wallet, Banks, Transaction Processors, Etcetera, For Strategic & Revenue Generating Partnerships, Thus Allowing Easy Integration Of Our Technology Into Their Platforms!***
- ***This Ensures PreSend Is Compatible With Almost Any/All Blockchains & Tokens/Coins, Non-Custodial & Custodial Wallets, WEB3 Platforms, Merchant & Payment Processors, & Centralized/Decentralized Exchanges In The Entire World!***

PreSend is a patent-pending, wallet transaction security software that prevents cross blockchain losses from happening. It has the ability to stop your transactions from being lost.

THE PRESEND SOLUTION


THE PROBLEM
Have you ever sent coins to an incompatible wallet or via the wrong blockchain?
Cryptocurrency users lose millions worth of crypto per day to the interoperability blackhole.
WHAT IS PRESEND?
• It is an EXTENSION
• It attaches to your WALLET
• It is NOT A WALLET, itself!
• It runs CHECKS on your transactions BEFORE you send!
• It is non-custodial!
Cryptocurrency users lose millions worth of crypto per day to the interoperability blackhole.
THE SOLUTION
We run PRE-CHECKS before every transaction, thus ensuring your crypto arrives safely.
If the checks PASS, you approve the transaction in your wallet & your transaction goes through without issue.
If the checks DO NOT PASS, PreSend stops the transaction BEFORE you lose your crypto.
WHY USE PRESEND?
PRESEND protects users from accidentally losing cryptocurrency to the cross-chain interoperability blackhole due to simple HUMAN ERRORS such as:
• Incompatible CHAINS/COINS
• Incompatible RECIPIENT PLATFORM
• Incompatible WALLETS
• Coin/Assets NOT AVAILABLE in Recipient Chain/ Wallet

The Problem: Have you ever sent coins to an incompatible wallet or via the**wrong**blockchain? Cryptocurrency users lose**millions**worth of crypto per day to the**interoperability**blackhole.

The Solution: We run PRE-CHECKS before every transaction, thus ensuring your crypto arrives safely. If the checks PASS, you approve the transaction in your wallet & your transaction goes through without issue. If the checks DO NOT PASS, PreSend stops the transaction before you lose your crypto.

What Is PreSend?

- It is an**EXTENSION**.
- It attaches to your**WALLET**.
- It is**NOT A WALLET**, itself!
- It runs**CHECKS**on your transactions**BEFORE**you send!
- It is**non-custodial**!

Why Does PreSend Matter?

PRESEND protects users from accidentally losing cryptocurrency to the cross-chain interoperability blackhole due to simple **HUMAN ERRORS**such as:

- Incompatible **CHAINS/COINS**
- **Incompatible RECIPIENT PLATFORM**
- **Incompatible WALLETS**
- **Coin/Assets NOT AVAILABLE** in Recipient Chain/Wallet

Our product is intended to address these issues. We run integral checks to prevent these transactions from happening, or ever hitting the blockchain, for what we believe is a very small fee of $1 for any transaction under $500, and for 2/10ths of 1% for any transaction over $500.

PreSend is a wallet transaction security software that has a pending patent and a software product that is now available to the public.

Users can use PreSend via our Google Chrome Extension on the Chrome Browser, as well as Microsoft Edge (PreSend is in the process of submitting a new EDGE extension, so based upon the time you may look, PreSend may not be in the EDGE store due to this fact), Brave Browser, & potentially Opera & Firefox Browsers in the future.

Our extension is in the Google Chrome store, available on Brave (through the Chrome WebStore), as well as Microsoft Edge add-ons store.

PreSend is compatible with sending assets on the Ethereum, Polygon, Avalanche, Fantom Opera Network, & Binance Smart Chain blockchains.

Our software is also compatible with sending assets into Coinbase.com, Binance.US, Binance.com, Crypto.com, Kucoin, & Kraken.

PreSend is compatible with sending assets into Metamask, Ledger, TrustWallet, Brave Wallet, Opera Wallet, Coinbase Wallet, & Crypto.com wallet.

We have other exchanges, blockchains, and wallet compatibilities that are under development and may come in the future.

Users can even connect different WEB3 wallets like Fireblocks, Ledger, Ambire, Zelcore, Zerion, and dozens more via our WebApp & WalletConnect capabilities at https://app.presend.io/.

- PreSend prevents cross Blockchain losses from happening, dead in their tracks, BEFORE they happen.


POTENTIAL REVENUE SOURCES
TRANSACTION FEES
PATENT LITIGATION
LICENSING & PARTNERSHIPS

PreSend is a patent-pending, wallet transaction security software that prevents cross blockchain losses from happening. It has the ability to stop your transactions from being lost.

PreSend is a wallet transaction security software that has a pending patent and a software product that is now available to the public.

Users can use PreSend via our Google Chrome Extension on the Chrome Browser, as well as Microsoft Edge (PreSend is in the process of submitting a new EDGE extension, so based upon the time you may look, PreSend may not be in the EDGE store due to this fact), Brave Browser, & potentially Opera & Firefox Browsers in the future.

Our extension is in the Google Chrome store, available on Brave (through the Chrome WebStore), as well as Microsoft Edge add-ons store.

PreSend is compatible with sending assets on the Ethereum, Polygon, Avalanche, Fantom Opera Network, & Binance Smart Chain blockchains.

Our software is also compatible with sending assets into Coinbase.com, Binance.US, Binance.com, Crypto.com, Kucoin, & Kraken.

PreSend is compatible with sending assets into Metamask, Ledger, TrustWallet, Brave Wallet, Opera Wallet, Coinbase Wallet, & Crypto.com wallet.

We have other exchanges, blockchains, and wallet compatibilities that are under development and may come in the future.

Users can even connect different WEB3 wallets like Fireblocks, Ledger, Ambire, Zelcore, Zerion, and dozens more via our WebApp & WalletConnect capabilities at https://app.presend.io/.

PreSend prevents cross Blockchain losses from happening, dead in their tracks, BEFORE they happen.

Our product is intended to address these issues. We run integral checks to prevent these transactions from happening, or ever hitting the blockchain, for what we believe is a very small fee of $1 for any transaction under $500, and for 2/10ths of 1% for any transaction over $500.


LICENSING FEES FROM POTENTIAL INSTITUTIONAL-GRADE PARTNERS
• Centralized Exchanges (Like Coinbase and Binance)
• Non-Custodial Wallets (Like Metamask and Ledger)
• Browsers (Like Brave and Opera)
• Payment Processors (Like PayPal)
• Card & Merchant Processors (Like VISA & Mastercard)
• Banks & Traditional Finance Institutions (Like Chase and Bank Of America)
VISA
MasterCard

We believe our pending patent will give us the unique ability to license it out, for a fee, to many of the large players in our industry, which include:

- The exchanges like Coinbase, Kraken, Binance.com & Binance.US, Crypto.com, Kucoin,etc..
- Wallets like Metamask, Ledger, Trust Wallet, Trezor, etc.
- The browsers like Operas and Brave, that have their own built-in WEB3 wallets.
- Large credit card processors like VISA, Mastercard, & AMEX that are building their own blockchain solutions.
- The payment processors like PayPal that are rolling out blockchain solutions and tokens on their platforms.

While we have not yet partnered with any of the above large industry players, PreSend was created to service these types of institutional transactions and market participants for a fee. Our Business plan is to continue to improve and add features to the PreSend software as currently implemented as extensions available on various web browsers, while focuing our marketing efforts on direct efforts to obtain licensing agreements and/or partnerships with large institutional marketplace participants. We hope that our individual user base will show these institutional clients that the features our software provides both work as advertised and are desirable to end users. Once we are able to secure one or more institutional partnership (by, for example, getting our software integrated into one or more wallets or exchanges) we plan to run further public advertising highlighting this institutional partnership in order to attract more institutional and individual users.

We have been developing our software since November of 2022 and believe we are poised, after our first year of building, to bring PreSend to the market through potential revenue generating partnerships, as a software that can prevent erroneous transactions on cross-blockchains interactions.

11. RISK FACTORS

TAILED GENERAL INVESTOR RISKS

Investing in the Issuer company involves a high degree of risk. Prospective investors should carefully consider the risks described below in addition to other information set forth before making a business and/or financial decision to invest. The risks and uncertainties described below are not exclusive. Additional risks and uncertainties not presently known or that the Issuer currently deems immaterial may also impair its business operations. If one or more of the following risks occur, the Issuer's business operations and financial condition could be adversely affected. In that case, an investor may lose all or part of his or her financial participation.

The Issuer 's Business Plan May Not Succeed.

The Issuer, its founders, directors, and officers are committed to disclosure, transparency and communication between each other, the Issuer's investors, employees, clients, and stakeholders. The primary risk to the investor is that despite the best efforts of the Issuer, the business plan may not be successful. The Issuer and its management are optimistic about achieving the projections contained herein. However, financial and business analyses-although directionally correct-do not adequately account for unlikely events, which could jeopardize the business plan.

The investment is suitable only for those who have adequate financial means and who can afford the total loss of their investment. Accordingly, investors may be required to make certain representations as to their net worth, income, and ability to bear the loss of their investment.

The suitability standards represent minimum suitability for prospective investors. Prospective investors are encouraged to consult their own investment or tax advisors, accountants, and legal counsel or other advisors to determine whether an investment in the offering is appropriate.

Investors Should Not Rely On Forward-Looking Statements.

This document made available to potential investors contains forward-looking statements involving risks and uncertainties. These statements relate to future events or the Issuer's future financial performance. Any statement that is not a reference to a historical fact is a forward-looking statement. For example, in some cases, investors can identify forward-looking statements by terminology such as "could," "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or continue," the negative of such terms or other comparable terminology. These statements are only hypotheses and predictions. Actual events or results may, and often do, differ materially. In evaluating these statements, investors should specifically consider various important factors including the risks described above and below under "Risk Factors" and in other parts of this document. These factors may cause actual results to differ materially from any forward-looking statement.

Although the expectations reflected in all forward-looking statements are reasonable, the Issuer cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Issuer nor any person assumes responsibility for the accuracy and completeness of any forward-looking statements after the date of this document to conform them to actual results or to changes in the Issuer's expectations.

No Independent Market Study Has Been Performed Regarding This Offering.

No market study regarding the effect of this offering has been conducted. In formulating the Issuer's business plan, the Issuer has relied on the judgment of its officers and directors, and outside consultants. The effect of the sale of tokenized equity has not been analyzed for its effect on the Issuer's operations or its ability to obtain funds or financing. As a result, the Issuer may not be able to sell a sufficient portion of this offering to allow it to operate successfully. Even if the Issuer does sell this entire offering, it may still not become profitable, and you may lose your entire investment.

We May Not Be Able To Raise The Maximum Offering.

The Issuer is permitted to conduct an initial close upon reaching the minimum amount that must be raised pursuant to this offering. The Issuer will be accepting funds in

periodic closings as additional subscriptions are accepted. While the Issuer will be able to operate while it is raising money, if the maximum offering is not accomplished, the Issuer may be required to borrow subsequent funds to meet its operating objectives. If additional funds are not obtained, the Issuer may not be able to meet its objective and the investor may lose their investment.

Investment In The Issuer Is Speculative.

Investment in the Issuer is speculative and by investing, each investor assumes the risk of losing a substantial portion or all of their investment. The Management believes that by developing and marketing the products and services, investors' capital will be preserved for their benefit and a reasonable return. However, this objective of the Management may not be realized and there is no guarantee of any return on an investment. You may lose some or all of your investment. Only investors who can bear the loss of their entire investment and who otherwise meet the qualifications discussed in this document should consider investing.

The Management Will Have Broad Discretion In The Application Of Distributable Cash.

The Issuer is permitted to utilize funds raised in the offering prior to the entire amount of the offering being completed. Thereafter, the Issuer may use funds solely for (i) actual capital investment in the business operations and/or assets of the Issuer; and (ii) payment of organizational expenses and fees related to this offering. Although the Issuer has designated the proceeds of this offering for specific uses, the Issuer's Management shall have wide discretion as to the exact priority and timing of the allocation of funds raised from this offering. The allocation of the proceeds of the offering may vary significantly depending upon numerous factors and may be used disproportionately to that set forth in the "Use of Proceeds." The Issuer's Management may invest or utilize the proceeds from this offering in ways in which not all the investors may agree.

The Estimates And Projections Contained In This Document May Not Be Realized.

Any estimates or projections in this document or provided elsewhere have been prepared based on assumptions and hypotheses, which the Management believes to be reasonable. However, no assurance can be given that the potential benefits described in this document will be achieved.

Your Investment May Be Subject To Risks Arising Under Securities Laws.

These Digital Security Tokens are being sold to Investors pursuant to the exemptions from registration requirements under the Federal Securities Act of 1933, as amended, provided by Section

4(a)(6) of the Act and Regulation Crowdfunding promulgated thereunder. In addition, the Issuer has represented that this document does not contain any untrue statements of a material fact or a material omission. However, if these representations are inaccurate with respect to a material fact or if this offering otherwise fails to qualify for an exemption under federal or state securities laws, then each investor may have the right under federal or state securities laws to rescind his/her purchase and receive a refund of his/her purchase price in full. If some Investors were successful in seeking a rescission, the Issuer could face severe financial demands that could adversely affect it including the interests of non-rescinding investors.

You Will Have Little Control Over Operations.

You will have no voting rights and will have no control over the Issuer's management and must rely almost exclusively on the Management for information and decisions. The Management has complete authority to make decisions regarding the Issuer's day-to-day operations. The Management may take actions with which you disagree. You will not have any right to object to most management decisions unless the Management breaches its fiduciary duties. Even then, you will have no right to participate in a vote to remove the Management, who can only be removed by a majority interest in the voting stocks of the company or in other limited instances. Currently and after the conclusion of this offering, members of Management will hold a majority of voting rights. Even if some

investors do gain the ability to vote on such provisions, they will not be able to amend the Issuer's bylaws in ways that adversely affect its management without its consent.

There May Never Be A Market For Your Equity Tokens And There Will Be Restrictions Placed On Their Transfer.

There will not be a public market for your equity tokens initially. As a result, you may not be able to sell your equity tokens at the time you may desire, and any sale may be at a substantial discount. Because the equity tokens are being sold in accordance with exemptions from the registration and/or qualification requirements of the federal and state securities laws, resale or further transfer of the equity tokens is restricted by such securities laws for one year. An investor desiring to resell or transfer his or her equity tokens must fully comply with said laws and pay all of the costs associated with the sale of equity tokens. Therefore, it may be difficult for you to sell your equity tokens. If you are able to sell, you may only be able to sell them at a substantial discount from the price you paid. We cannot assure you that the convertible tokens will ever appreciate in value to the point where, even if such equity tokens were sold at a substantial discount, you would receive the price you paid.

There May Be Restrictions Placed On The Transfer Of The Equity Purchased In This Offering.

If the Issuer makes a public offering of its stocks, there is a risk that the underwriters of the public offering may require contractual lock-up restrictions on the sale of the privately held equity or stocks after conversion. If the underwriters require the imposition of restrictions on the privately held equity or stocks after conversion, there is a risk that an investor may not be able to sell his/her equity (or stocks after conversion) immediately.

There May Not Be Sufficient Funds To Make Cash Distributions To Investors.

No distributions will be made to the investors until the Issuer has funds that the Management determines are not needed for the operations of the Issuer. Accordingly, there can be no assurance that any distributions will ever be made to the Investors. If

distributions are made, the Issuer anticipates that such distributions would be made at least on an annual basis.

The Company's Officers and Directors Are Entitled to Indemnification.

The Issuer is required to indemnify its officers and directors for good faith actions and the indemnification obligation may cause any liability incurred to be paid by the Issuer. The Issuer''s officers and directors are not liable to the Issuer for any act or omission that they take in good faith, except for active and deliberate dishonesty or a criminal act committed by them. Under certain circumstances, the Management of the Issuer will be entitled to indemnification from the Issuer for losses the members of the management team may incur in defending actions arising out of their positions as part of the Management of the Issuer. Any such indemnification will necessarily be an expense to the Company, which

will impair its financial performance and the ultimate value of your investment.

The Issuer Needs The Net Proceeds Of The Offering To Finance Its Expansion.

Since the Issuer is of a startup and its principals have invested substantial amounts of time and money in its creation and initial development, it has an immediate need for the net proceeds of the offering to finance the continued development of its business. Since the Issuer is conducting the offering on a "best efforts" basis, it cannot assure you that it will sell all or any of the equity it is offering. If the Issuer only sells the minimum offering amount of the equity, it may not be able to meet its anticipated working capital needs or to proceed with its business plan as planned. Accordingly, early partial investors will be at much greater risk since the Issuer will have less working capital available to finance the operations. An investment in a startup is speculative and may not offer the same diversity as an investment in an established and better capitalized company.

If The Issuer's Business Models Are Not Successful, It May Not Achieve Or Maintain Profitability.

The Issuer does not know whether its business models and strategies will be successful. For the business models of the Issuer to be successful, it will need to generate enough revenue to permit it to recoup its initial investment plus a profit and to operate efficiently

and with the lowest costs possible. If the Issuer is not able to do this, it may never become profitable. If the assumptions underlying the business model for the Issuer are not valid or it is unable to implement its business plans, its results of operations will suffer, which could cause the value of your investment to decline or suffer.

The Issuer's Failure To Raise Additional Capital Could Reduce Its Ability To Compete And Harm Its Business.

The expansion and development of business of the Issuer may require it to raise significant additional capital in the future. The Issuer anticipates that the net proceeds from the offering together with cash on hand and any cash generated from revenue will be sufficient to fund the Issuer's operating activities, capital expenditures and other obligations for at least the next eighteen to twenty-four (18-24) months. If the Issuer needs to raise additional capital, it cannot assure you that it will be able to do so on favorable terms, if at all. If the Issuer is unable to raise capital in the future on acceptable terms, it may not be able to expand its business significantly and might have to curtail or cease operations.

The Issuer Has A Limited Management Staff And, If It Loses Key Personnel Or Is Unable To Attract And Retain Additional Personnel, Its Business And Ability To Compete Will Be Harmed.

The Issuer's success depends on the skills, abilities, and performance of the executive officers and key employees of each. The Issuer also plans to retain the services of independent advisors and consultants to help it develop and expand its business. Because the activities of third parties that are not affiliates are beyond its control, the Issuer cannot guarantee that such unaffiliated entities will be able to perform their responsibilities in a manner satisfactory to the Issuer. Moreover, if any of these third parties are affiliated with the Issuer or members of the managements of each, conflicts of interest may arise. If one or more of these third parties become unavailable or fails to perform, the Issuer will have to obtain suitable replacements and its failure to do so could harm the business.

The Predecessor entity of the Issuer sold NFTs in 2022, during the initial funding of the company. (PreSend)

In June 2022 the Predecessor entity of the Issuer sold 5,524 PRI "Non-Fungible Tokens" for anywhere from $200-250 per NFT, via the Binance Smart Chain, on the open market. The predecessor entity of the Issuer also sold, in the same time period, 1,311 PII "Non-Fungible Tokens" for $1,000 per NFT, via the Binance Smart Chain, on the open market. The Predecessor entity of the Issuer brought in net proceeds of approximately $2,350,000 during this token sale. Later in 2022, as advised by counsel after the token sale had closed, counsel advised that these token sales could potentially be argued to be an unregistered offering of securities in violation of Section 5 Federal Securities Act of 1933.

The Predecessor entity of the Issuer then, on the advice of counsel, enacted remediating efforts in April-May 2023, through a full-cash rescission offer. The rescission offer concluded after 30 business days and all rescission acceptors were paid full cash, plus 3% interest.

The total of the rescission acceptors was $62,109.30. Then, a second remediating effort commenced, as buyback offer was conducted in March 2024, as it pertains to the NFTs sold in 2022, in order to ensure that all NFT holders had an ample opportunity to exit. While the Issuer has made diligent efforts to remediate any Securities Law violations, the Issuer may continue to have exposure to claims that its 2022 sale of NFTs violated the Securities Laws. This buyback, labeled a tender offer, was drafted and conducted in conjunction with representation by Polsinelli LLP and concluded after 20 business days. All tender offer acceptors were paid in the form of an unsecured promissory loan note payable over a 10-year period. The total of these notes issued were

$282,243.57 at the time of issuance and tender offer close. These notes have already been paid 10% of the net principle. The Issuer could use some of the funding proceeds from this regulation CF offering to pay back these notes. While there is some uncertainty as to the contractual enforceability of promises made to these NFT holders, the current NFT holders, (who did not accept the rescission or tender offer), may be entitled to, and then

Company intends to pay them, distributions of up to 15% of the net income generated by the Company. These payments will necessarily reduce the net profit available to shareholders, including investors who purchase as part of this offering.

Distributions of net profits to NFT holders will likely decrease the funds available to the Issuer to declare dividends.

Additionally, despite the Company's efforts at remediation, there remains the possibility that the NFT holders and/or government agencies (such as the Securities and Exchange Commission, various State Securities Agencies, and state or federal prosecutors) could bring legal action against the Company alleging that the NFTs were sold illegally. Even if the Company was successful in defending itself from such legal action, it would be required to expend substantial resources to do so, which would reduce investor returns and may contribute to the failure of the Company, such that its investors would lose their entire investment. If such legal actions were successful, it would have severe negative impacts on the Company and its Officers which would likely result in the failure of the Company and the securities being sold in this offering becoming worthless.

The Issuer may use funding proceeds to settle previous debt obligations.

The Issuer cannot predict whether it will need to use funding proceeds to settle long-term debt it incurred as a result of its tender offer to NFT holders to buyback their NFTs by issuing a 10-year promissory note at 10% interest, or any other previous debt obligations. The payment of these obligations (either immediately using money raised in this offering or at some later point through profits generated by the Company's business) will necessarily reduce the returns available to be distributed to investors in this offering.

The Issuer's Industry Is Highly Competitive And The Issuer May Not Be Able To Compete Effectively.

The Issuer cannot predict competitors' abilities which may include substantially greater financial, marketing, and other resources than the Issuer. This may affect the ability of the Issuer to compete. Many organizations who may seek to compete against the Issuer may

have significantly greater financial, management, marketing, and other resources than the Issuer. The Issuer's ability to compete effectively depends upon its ability to distinguish its products and services from these potential competitors of the Issuer and include factors, such as, (i) market acceptance of the Issuer's products and services; (ii) the quality of the Issuer's products and services; and (iii) success and timing of development and introduction of new products and services.

Many of the Issuer's prospective competitors may be able to respond more quickly to new or emerging changes in consumer preferences and demands and to devote greater financial resources to the development, management and promotion of their products and services than the Issuer can. Therefore, the Issuer cannot assure you that it will be able to compete successfully against current and future competitors, or that competitive pressures will not have a material adverse effect on its business, results of operations and financial condition.

Interruption Or Failure Of The Issuer's Information Technology And Communications Systems Could Impair The Ability To Effectively Provide Its Products And Services, Which Could Damage Its Reputation And Harm Its Operating Results.

The Issuer's provision of its products and services depends on the continuing operation of its information technology and communications systems. Any damage to or failure of the Issuer's systems could result in interruptions. Interruptions in the Issuer's service could reduce the revenues and profits, and the brand could be damaged if people believe its systems are unreliable. The Issuer's systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts or causes to harm its systems and similar events. The Issuer's data center is also subject to break-ins, sabotage, and intentional acts of vandalism and to other potential disruptions. Some of the Issuer's systems are not fully redundant and its disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster or other unanticipated problems at the Issuer's data center could result in lengthy interruptions in the services of the Issuer.

Although the Issuer has not experienced system failures in the past, there are no assurances, despite reasonable precautions, that it may not experience such failure in the future. Any unscheduled interruption in in the services of the Issuer puts a burden on its entire organization and would result in an immediate loss of revenue. If the Issuer experiences frequent or persistent system failures on one of its web sites or other distribution platforms, the reputation and brand of the Issuer could be permanently harmed. Although the Issuer intends to take steps to increase the reliability and redundancy of its systems, it may not be successful in reducing the frequency or duration of unscheduled downtime.

Privacy Concerns Relating To Elements Of The Issuer's Technology Could Damage The Reputation Of The Issuer And Deter Current And Potential Users From Using Its Products And Services.

From time to time, concerns may be expressed whether the Issuer's products and services compromise the privacy of clients, investors, users, and others. Concerns regarding the Issuer's collection, use or sharing of personal information or other privacy-related matters, even if unfounded, could damage the reputation and operating results of the Issuer.

Blockchain And Cryptography Technologies Used by The Issuer May Not Work As Intended

Blockchain technology used by the Issuer is a relatively new, untested, and evolving technology based on cryptography that is novel and untested and may contain inherent flaws or limitations. Blockchain systems could be vulnerable to fraud, theft, destruction or inaccessibility and there can be no assurances that the blockchain and the creation, transfer, or storage of digital assets will be uninterrupted or fully secure. Technological

developments may lead to technical or other flaws (including undiscovered flaws) in the underlying blockchain technology, including in the process by which transactions are recorded to a blockchain or the development of new or existing hardware or software tools or mechanisms, which could negatively impact the functionality of the blockchain

systems. You must independently evaluate the risks and merits of investing in the Issuer who is using cryptography and blockchain technology to earn revenue. You understand that such technologies involve risks, all of which you fully and completely assume, including but not limited to, the risk that the technologies used by the Issuer for earning revenue will not function as intended.

The Regulatory Regime Governing Blockchain Technologies and Digital Assets is Uncertain, and New Regulations or Policies May Adversely Affect the Company's Business Plan.

Regulation of digital assets, blockchain technologies, and token exchanges is being developed and likely to rapidly evolve. Regulations on tokens and virtual currencies vary significantly among international, federal, state, and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such tokens and virtual currencies. Failure by the Company or certain users to comply with any laws, rules, and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines. This could adversely affect the Company's business plan, which involves acquiring, holding, and selling digital assets.

As Blockchain Networks and Blockchain Assets have Grown in Popularity and in Market Size, Federal and State Agencies have Begun to Take Interest In, and In Some Cases Regulate, Their Use and Operations.

In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special licenses for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the

Treasury, the SEC, and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of nine (9) existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, the Company and its business may be adversely affected.

Any regulation which results in fewer transactions in virtual currencies would shrink the Company's target market, and therefore its ability to generate revenue. And any regulation which forces standardization on virtual currency wallets and exchanges may reduce or eliminate the non-compatibility problem that the Issuer's software was designed to solve, which may reduce demand and the amount users are willing to pay for its services.

The Success of the Company may be Adversely Affected by Adverse Changes in the Blockchain Technology Platforms.

The ability of blockchain technology networks to protect investments in the technology and build consumer confidence depends on many factors, including, but not limited to:

- The effectiveness of the developers creating the protocols that underlie the networks;
- The effectiveness of a blockchain technology platform's miners and network consensus mechanisms to secure the network from the confirmation of invalid transactions;
- Disputes among the developers, miners and other blockchain participants;

- Unforeseen difficulties and technical errors associated with maintaining a security system and technical infrastructure that adequately protects cryptocurrencies, including, but not limited to, undiscovered technical flaws, failure of cybersecurity controls and security breaches of the networks;
- Changes in the consensus or validation schemes that underlie the blockchain, including, shifts between so-called "proof of work" and "proof of stake" schemes;
- Competing and operational versions of the blockchain networks, including "forked" networks;
- The development of new or existing hardware or software tools or mechanisms that could adversely impact the functionality of the technology used for the investments;
- Legal claims against the blockchain participants, such as intellectual property infringement or prosecution for state or federal crimes; and
- Newness or maturity of the computer software programming languages used to build blockchain networks.

Any Nation May Shutdown a Blockchain Network as an Attempt to Regulate Illicit Uses of Cryptocurrency.

The blockchain technology allows blockchain users to remain anonymous, which allows cryptocurrency to be an attractive means for criminal activity such as money laundering and drug trafficking. While the Federal Reserve Board has issued a statement clarifying that cryptocurrencies are generally outside the scope of its jurisdiction, former Chair Janet Yellen has confirmed that they fall within the jurisdiction of FinCEN and the Department of Justice. Additionally, cryptocurrency storage may collapse due to a hard drive crash or a hacker attack. Because the cryptocurrency market is largely unregulated, there are few legal protections to owners of cryptocurrency and tokens. Cryptocurrency theft is increasing for both individuals and the cryptocurrency exchange on which it trades. Cryptocurrency cannot be replaced if lost, stolen or damaged. Several cryptocurrency

exchanges have been shut down by operators in the past, with massive losses to their clients' cryptocurrency accounts.

Banks May Refuse to Provide Services to the Company.

Numerous Companies that invest in or deal in cryptocurrencies and blockchain technology have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, other companies that invest in or deal in cryptocurrencies have had existing bank accounts closed by banks. Banks may refuse to provide services to companies dealing in cryptocurrencies and blockchain technologies for numerous reasons, including, but not limited to, compliance costs and increased risk. This inability to acquire banking services for companies in the cryptocurrency and blockchain technology industries may decrease the ability for cryptocurrencies to become viable as a payment system and harm the perception of cryptocurrencies. If banks were to close the bank accounts of crucial service providers of the cryptocurrency market, then the viability of the Company business could be similarly harmed. There is no guarantee that a bank providing services to the Company will maintain current acceptance of the Company's business, which would have a material, adverse effect on the Company (PreSend).

Reliance Upon Partnerships & Licensing Agreements for Revenue

The majority of revenue for the company will come in the form of licensing agreements and strategic partnerships with blockchains, wallets, centralized exchanges, & WEB3 platforms. If the company does not secure revenue generating partnership/licensing agreements this could be a risk for investors.

Reliance on IP & Pending Patents To Protect Business Product & Business Model

The company has intellectual property, proprietary processes, and pending patents. These protectionary features being pierced could put the investors and company at risk due to the competitive nature of blockchain technology markets.

We May be Subject to Liability if Our Products do not Perform as Expected.

We may be exposed to liability in the event our products do not perform as expected. We intend to enter into contracts with customers, which will grant certain rights with respect to the condition and use of our products. Certain contractual and legal claims could arise in the event the equipment does not perform as expected and in the event of loss as a result of (or in spite of the use of) our product. There can be no assurance that particular risks are insured or, if insured, will continue to be insurable on an economical basis or that current levels of coverage will continue to be available.

Reliance Upon Partnerships & Licensing Agreements for Revenue.

The majority of revenue for the company will come in the form of licensing agreements and strategic partnerships with blockchains, wallets, centralized exchanges, & WEB3 platforms. If the company does not secure revenue generating partnership/licensing agreements, it may not be able to achieve profitability.

If We are Unable to Effectively Protect Our Intellectual Property, it May Impair Our Ability to Compete.

Our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. Our business depends on proprietary technology that may be infringed. Some or all of our products depend or will depend on our proprietary technology for its success. We will rely on a combination of trade secrets, copyrights, and patents, potentially together with non-disclosure agreements, confidentiality provisions, and technical measures to establish and protect proprietary rights in our products. However, our efforts to protect our intellectual property may fail for a variety of reasons outside of our control, any of which may have a material adverse impact on our business, results of operation or financial condition, such as:

- While are seeking patents for some or all of our products and technology, there is no guarantee that such patents will be granted.

- Our ability to successfully protect our technology may be limited because intellectual property laws in certain jurisdictions may be relatively ineffective.
- Detecting infringements and enforcing proprietary rights may also divert management's attention and company resources.
- Contractual measures such as non-disclosure agreements and confidentiality provisions may afford only limited protection.
- Any patents we may receive will expire, thus providing competitors access to the applicable technology.
- Competitors may independently develop products that are substantially equivalent or superior to our products or circumvent our intellectual property rights.
- Competitors may register patents in blockchain technologies and assert infringement claims against us. The cost of defending against infringement claims could be significant, regardless of whether the claims are valid. If we are not successful in defending such claims, we may be prevented from the use or sale of certain of our products, or liable for damages and required to obtain licenses, which may not be available on reasonable terms,

The Company Needs to Increase Brand Awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

An Inability to Maintain and Enhance Product Image Could Affect Your Investment

It is important that the Company maintains and enhances the image of Pre-Send and our other products. The image and reputation of the Company's products may be impacted for various reasons including, but not limited to, bad publicity, litigation, and complaints from regulatory bodies. Such problems, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. Any negative publicity generated could damage the Company's reputation and diminish the value of the Company's brand, which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment. Deterioration in the Company's brand equity (brand image, reputation and product quality) may have a material adverse effect on its financial results as well as your investment.

12. USE OF PROCEEDS OF THIS OFFERING

Oversubscriptions will be accepted on a first-come, first served basis.

The capital committed during this offering will likely be used to further develop our dually patent pending software and fund our efforts to market the product, continue with IP pursuit and potential enforcement in the future (if the patents are issued), pay off long term debt on our balance sheet, to pay for regular expenses incurred through the normal course of any business, and to develop secure institutional grade partnerships that could generate income and revenue for the Issuer and its investors.

Akemona Fee's fee includes a $5,000 onboarding fee + 5% of raise amount.

Early Bird Investors will receive rewards tokens, backed and redeemable via USDC for every $100 invested an investor. The amount of tokens varies from 10% to 0% of the amount invested, as described in Section 6 above. The above table assumes that the maximum number of reward tokens are issued (i.e., all early investments are invested are invested in $100 increments and all milestones are reached via the minimum funds invested rather than expiration of time). It does not include the up to 250 additional Class C Units which may be available as early bird bonuses.

These values do not include payments to financial and legal service providers and escrow set up fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

The Issuer does not expect to require the Maximum Offering Amount to execute its business plan. However, the Issuer may choose to raise capital, in its discretion, up to the Maximum Offering Amount and set aside such funds as additional reserves.

The allocation of the use of proceeds among the categories of anticipated expenditures represents management's best estimates based on the current status of the Issuer's proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions of the Issuer's business plan or the completion of less than the total Offering, may cause the

Issuer to modify the above-described allocation of proceeds. The Issuer's use of proceeds may vary significantly in the event any of the Issuer's assumptions prove inaccurate. The Issuer reserves the right to change the allocation of net proceeds from the Offering as unanticipated events or opportunities arise.

The allocation of the use of proceeds among the categories of anticipated expenditures represents management's best estimates based on the current status of the Issuer's proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions of the Issuer's business plan or the completion of less than the total Offering, may cause the Issuer to modify the above-described allocation of proceeds. The Issuer's use of proceeds may vary significantly in the event any of the Issuer's assumptions prove inaccurate. The Issuer reserves the right to use the net proceeds from this Offering to pay down debt, or to change the allocation of net proceeds from the Offering as unanticipated events or opportunities arise.

Target Offering Amount: $15,000

Target Offering Amount: $15,000

Maximum Offering Amount: $2,500,000

Estimated Proceeds and Use:

Description of Line Item	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Estimated Proceeds After Expenses	$8,800	$2,300,000
Estimated Akemona Fee	$5,750	$125,000
Estimated Miscellaneous Offering Expenses	$450	$75,000
Development of PreSend Software & Patents	6,800	1,675,000
Marketing of PreSend	500	125,000
Working Capital & Reserves	1,500	500,000

13. ISSUER’S OWNERSHIP AND CAPITAL STRUCTURE

Outstanding Securities

Class Of Security	Authorized	Outstanding	Voting Rights	Other Rights	Maturity or Exercise Date
commonstock	50,000		N	Class C	11-29-2023
commonstock	66,500	13,333	Y	Class A	05-14-2024
commonstock	100,000	59,500	Y	Class B	05-14-2024

Question: How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Issuer’s Response: Question: How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? Issuer's Response: * 9,000 of the outstanding Class B shares are subject to a Stock Vesting Agreement and will vest in 5 equal tranches in November 2024, May 2025, November 2025, May 2026, and November 2026. Voting Rights: Class A & Class B shares vote on all corporate actions as a single share class. Additionally, the Class A shares (which are all held by Wolfer Finance, Inc.) are entitled to separately elect a "Class A Director," which is entitled to three votes on all board matters and whose approval is required for various major corporate actions. The Class C shares being sold in this offering are non-voting and will not participate in the government of the Company. Board of Directors: The Issuer is governed by a five-member Board of Directors, which consists of Drew Wolfer (as the Class A Director), Craig Emslie, Lawrence Holisky, Skye Ruedas, and Gregory Grzesiak. Dividends: The holders of outstanding shares of Class A Stock and Class C Stock shall be entitled to receive dividends, when, as and if declared by the board of directors, out of any assets at the time legally available therefor. Dividends shall be paid with equal priority and pro rata among the holders of Class A Stock and Class C Stock in proportion to the number of shares of Class A Stock and Class C Stock held by them. The right to receive dividends on shares of Class A Stock or Class C Stock shall not be cumulative, and no right to dividends shall accrue to holders of Class A Stock or Class C Stock by reason of the fact that dividends on said shares are not declared or paid.

Question: Are there any differences not reflected above between the securities being offered and each of the other classes of security of the Issuer? Issuer's Response: The Class A shares (which are all held by Wolfer Finance, Inc.) are entitled to separately elect a "Class A Director," which is entitled to three votes on all board matters and whose approval is required for various major corporate actions. Only Class A and Class C shares are entitled to receive dividends, and (if all Class C shares are sold in this offering) the Issuer intends to distribute 10% of the Company's Net Income to the Class A shareholders and 7.5% to the Class C shareholders. The Issuer intends to distribute a further 15% of the Company's Net Income to the holders of its 2022 NFTs. Class B Units are not entitled to dividends during the operations of the Company, but are expected to receive approximately 67.5% of the value of the Issuer at the time of the Issuer's liquidation or sale. Question: How could the exercise of rights held by the principal shareholders identified earlier affect the purchasers of the securities being offered? Issuer's Response: The principal shareholders control all aspects of the Issuer, including but not limited to how Corporate Funds are spent, the setting of officer salaries, the purchase and sale of company assets (including the ability to sell the Issuer or the assets of the Issuer), when to declare dividends (and how much to declare), when and how much to pay the Issuer's 2022 NFT holders, and when to issue more Class C Units. The principal shareholders also have the right to amend the Issuer's Articles, Bylaws, and other governing documents at any time, which would allow them to authorize additional Class C Units or additional Classes of ownership units which would further dilute the Class C shareholder's dividend rights.

Question: Are there any differences not reflected above between the securities being offered and each of the other classes of security of the Issuer?

Issuer's Response: Non-Voting

Question: How could the exercise of rights held by the principal shareholders identified earlier affect the purchasers of the securities being offered?

Issuer's Response: None At This Time

14. VALUATION OF SECURITIES AND RISKS TO PURCHASERS FROM CORPORATE ACTIONS

The Issuer is offering fractionalized equity shares as a digital token that provides a risk/return trade-off to investors. Please refer to Offering Information and Term Sheet for the method for determining the price of securities sold.

The Issuer cannot change the terms of the offering after the close of the subscription.

The issuer is offering digital security tokens representing shares of common equity of the company. The issuer has estimated the value of the enterprise based on assumptions about future cash flows, growth rates, and discount rates. Small changes in these assumptions can lead to significant variations in the estimated value, posing risks for investors.

Equity investments in the issuer company can be influenced by corporate actions, and these actions may introduce specific risks for investors. Equity issuances in the future can lead to dilution for existing shareholders, reducing their proportional ownership in the company.

If the issuer takes on significant debt to fund its operations or expansion, it increases its financial leverage. This can introduce solvency risks, especially if the company struggles to meet debt obligations or faces economic downturns.

Mergers or acquisitions involving the issuer can impact shareholder value. The terms of the deal, including the valuation and consideration structure, can influence the return on investment for existing shareholders.

If the issuer decides to distribute dividends, it can impact the cash available for reinvestment in the business. Investors may face reduced opportunities for capital appreciation if profits are distributed rather than reinvested for growth.

Changes in the issuer's management team, including the departure of key executives, can impact the company's strategic direction and operational efficiency. Alterations to the corporate structure, such as the creation of new subsidiaries, spin-offs, or other structural changes, can impact the value and risk profile of the investment.

Risks to Purchasers of The Securities Relating to Minority Ownership in the Issuer

As a minority shareholder in the issuer company the ability of common equity investors to influence decision-making and protect their interests may be limited. Minority shareholders may not have the same level of access to information as majority shareholders or members of the management team.

Risks to Purchasers of the Securities Associated with Corporate Actions Including, Additional Issuances of Securities, Issuer Repurchases of Securities, Sale of the Issuer or of Assets of the Issuer and Transactions with Related Parties

The issuer may engage in capital-raising activities in the future, such as issuing additional equity or taking on debt. Equity issuances can lead to dilution for existing shareholders, reducing their proportional ownership in the company. If the issuer takes on significant debt to fund its operations or expansion, it increases its financial leverage. This can introduce solvency risks, especially if the company struggles to meet debt obligations or faces economic downturns. Mergers or acquisitions involving the issuer can impact shareholder value. The terms of the deal, including the valuation and consideration structure, can influence the return on investment for existing shareholders. If the issuer decides to distribute dividends, it can impact the cash available for reinvestment in the business. Investors may face reduced opportunities for capital appreciation if profits are distributed rather than reinvested for growth. Changes in the issuer's management team, including the departure of key executives, can impact the company's strategic direction and operational efficiency. Investors may be concerned about the ability of new leadership to execute the business plan. Alterations to the corporate structure, such as the creation of new subsidiaries, spin-offs, or other structural changes, can impact the value and risk profile of the investment.

15. TERMS OF ISSUER INDEBTEDNESS

Creditor: Tender Offer Acceptance Individuals
Amount Outstanding: 254019.21
Interest Rate: 10
Maturity Date: 03-30-2034
Other Material Terms: N/A

As of April 30, 2024, the Issuer had $3,572.65 in current liabilities, consisting of $3,307.30 owed to its Interim CFO and $265.35 in Credit Card Debt (which will be paid off before it begins accumulating interest).

As of April 30, 2024, the Issuer also has approximately $254,775.16 in Long Term liabilities (not including interest accrued on these liabilities):

$254,775.16 in total principal of Unsecured Promissory Notes which the Predecessor company exchanged for NFTs as part of its recission offer between March 1, 2024 and March 29, 2024. These notes accumulate 10% simple interest and have a maturity date of March 30, 2024, with no payments due until maturity.

16. EXEMPT OFFERINGS CONDUCTED

As part of the consummation of the merger between PreSend LLC (the Company's Predecessor) and the Issuer, the Issuer issued Class A and Class B stock to its directors and officers (and entities controlled by its directors and officers) in exchange for ownership interests in PreSend LLC. These transactions by Company insiders are exempt from Registration under the Securities Act by Section 4(a)(2).

Similarly, PreSend LLC (the Company's Predecessor) also issued Membership Interests to its directors and officers (and entities controlled by its directors and officers) at inception (August 2022). One of these officers controlled entities (Wolfer Finance LLC) made $50,000 Capital Contribution, which was spent developing the Company's product, all other issuances were in consideration for services. These transactions by Company insiders are exempt from Registration under the Securities Act by Section 4(a)(2).

17. OPERATING HISTORY AND FINANCIALS

The Issuer has indicated that it has an operating history.

The Issuer has made the following financial disclosures.

Financial Standing

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements for the years ended December 31, 2023 and 2022 are attached to this Form C.

Operations

Revenues

Total revenues for the years ended December 31, 2023 and 2022 were $467 and $0. These recognized revenues reflect the fact that PreSend software has only been live since March, 2023 and the revenues generated have been minimal because it is still in development and the target market for this software is institutions, through licensing fees and revenue generating strategic partnerships.

Operating Expenses

Total operating expenses for the years ended December 31, 2023 and 2022 were $833,432 and $1,091,373, respectively. The Company paid $816,898 in Bonuses and Commissions during fiscal year 2022 to Drew Wolfer, Lawrence Holisky, & Josecarlos Azua for their, respectively, contributions to marketing & building the company, founding the company, and developing the PreSend software, and did not pay anything in this category in 2023. The Company recognized Amortization expenses of $34 and paid taxes and licensing fees of $1,128.00 in 2023, compared with $0 in 2022, reflecting needed softwares and programs in order to develop the product. The other components of Operating Expenses, the changes to each category, and the reason for such changes are summarized in the table below:

- **General Consulting:**A 330% ($440,080) increase from $133,350 in 2022 to $573,430 in 2023. We operated for only 4-5 months in 2022 and we had major expenses for regulatory & compliance, as well as patent & IP counsel in 2023.
- **Marketing and Advertising:**A 33% ($41,843) increase from $127,348.00 in 2022 to $169,191.00 in 2023. In 2023, PreSend was no longer pursuing as aggressive of a retail marketing campaign in 2023, as it switched its focus to institutional clients.
- **Office:**A 242% ($21,997.00) increase from $9,106.00 in 2022 to $31,103.00 in 2023. We operated for only 4-5 months in 2022, 2023 was our first full year in business and we were scaling operations to build the software and company.
- **Software:**A 2711% ($34,702.00) change from $1,280.00 in 2022 to $35,982.00 in 2023. We operated for only 4-5 months in 2022, 2023 was our first full year in business and we were scaling operations to build the software and company.
- **Travel:**A 565% ($19,176.00) change from $3,391.00 in 2022 to $22,567.00 in 2023. We operated for only 4-5 months in 2022, 2023 was our first full year in business and we were traveling to conferences and speaking events to help develop relationships and market / build the company.

Gains/Losses on Digital Assets

The Company had realized gains (losses) on Digital Assets for the years ended December 31, 2023 and 2022 of ($2,688) and ($818), respectively, with unrealized gains on Digital Assets for 2023 and 2022 of $15,848 and $0, respectively. These gains and losses were due to regular market fluctuations at time of sale of the assets.

Loss from Operations

Net loss from operations for the year ended December 31, 2023 was $819,805 compared to $1,092,198 for the year ended December 31, 2022, a change of ($272,393) or approximately -25%. This decrease in the net loss can primarily be attributed to PreSend spending less on the building of the product and the marketing of the software.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

The Company sustained a loss of $819,805 in 2023, $1,092,198 in 2022, and estimates that it has accumulated additional losses totaling approximately $233,436 from January 1, 2024 – April 30, 2024. Because of the absence of positive cash flows from operations, the Company has required additional funding for continuing the development and marketing of its products. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of December 31, 2023, the Company had $14,967 in cash and cash equivalents and $389,451 in Digital Currency. As of May 1, 2024, that amount was $ 9,096 in cash and cash equivalents and $117,715 in Digital Currency.

We are presently able to meet our obligations as they come due through cash and deferred payment plans. If we do not raise any additional money in this offering, we anticipate we will be able to continue to operate through December 2024 using our present resources. If we raise the full $2,500,000 maximum raise for this offering, then we believe we will have the necessary cash and revenue to satisfy our cash requirements for the next 24 months, and believe that we can support the company to profitability. Our Plan of Operation for the next twelve months is to raise capital and use those proceeds to finish developing and launching our product.

However, future liquidity requirements may arise from the need to develop and market our products, fund our operations, and make future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing. However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at

all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability.

Although we are not presently engaged in any other capital-raising activities, we anticipate that we may make one or more private offering of our company's securities. We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Regulation CF or conduct another private offering under Section 4(2) of the Securities Act of 1933.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates raising additional capital following this offering through other offering exempt under the Securities Act.

Trends and Uncertainties

PreSend will continue to develop its software to best serve the markets and future clients. The blockchain markets could see a market downturn, which could affect the profitability of our company if PreSend were to have partners. These partners could have less cash flow in a market downturn and may decide to cut expenses. PreSend could be one of the expenses that these companies cut in a potential market downturn.

Our company will continue with the same development team we have had in 2022 & 2023. Our development costs, for employees, range from $10,000 to $15,000 per month in most cases. The cost of development could be higher in months where we have deadlines, subsequently doubling or tripling. The cost to maintain our software is around (or less than) $5,000 per month. This expense includes other softwares and programs, servers, and infrastructure. These expenses can rise with the development of our solution and our software becoming more robust.

For a more detailed review of the risks and uncertainties affecting the Company and Company, see "Risk Factors" above.

Financial disclosures of the past two years

Current Number of Employees: 4

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$404,887	$1,278,968
Cash and Cash Equivalents	$404,418	$1,278,968
Accounts Receivable	$0	$0
Short-term Debt	$3,586	$2,293
Long-term Debt	$2,313,304	$2,368,873
Revenue/Sales	$467	$0
Cost of Goods Sold	$0	$0
Tax Paid	$0	$0
Net Income	-$819,805	-$1,092,198

Financial Statements

The following financial statements are attached to this document.

File Name	Description
Presend Financial Statements 2023 Final.pdf	2023 Financial Audit
#7 - Audited Presend Financial Statements 2022 Final.pdf	2022 Financial Audit
PS Test The Waters Emails.pdf	TTT Emails
PS Test The Waters Tweets.pdf	TTT Tweets
PreSend Certificate of Incorporation.pdf	PreSend Incorporation Certificate
Aegis Custody Trust Company Agreement.pdf	Digital Asset Custody Agreement
Listing Agreement with PreSend Inc.pdf	Listing Agreement
Side Letter Agreement PreSend.pdf	Funds Disbursement Agreement
Wallet Certification By PreSend Inc (signed).pdf	Wallet Certification
PreSend SPV LLC.pdf	Co-issuer Incorporation
PreSend, Inc. - DE Bylaws.pdf	PreSend Bylaws

File Name	Description
PreSend, Inc. - Stockholders' Agreement.pdf	Stockholders' Agreement
PreSend - Agreement and Plan of Merger.pdf	Merger Agreement
Filed WY Articles of Merger - Presend Inc. (DE Survivor).pdf	Articles of Merger
Filed DE Certificate of Merger (Presend LLC - WY) into PRESEND INC. (DE).pdf	Merger Certificate
Filed PreSend Inc - Amended and Restated Certificate of Incorporation (Second) - 5_21_2024.pdf	Certificate of Incorporation
Filed Certificate of Correction to DE Certificate of Merger - PreSend Inc.pdf	Merger Certificate Correction

If you are viewing a printed copy of this offering statement, please print the abovementioned files separately. The financial statements can be separately downloaded from the Issuer's page on the Akemona funding portal at https://akemona.com/offerings.

18. ONGOING REPORTING

The Issuer will file a report electronically with the United States Securities and Exchange Commission's (SEC's) EDGAR system annually and post the report on its website, no later than April 30 each year. The maximum allowed period for filing the annual report is 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be found on the Issuer's website at: presend.io/

In compliance with relevant laws and regulations, the Issuer will continue to comply with the ongoing reporting requirement until:

- The Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- The Issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
- The Issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
- The Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- The Issuer liquidates or dissolves its business in accordance with state laws.

19. DISCLOSURE OF MATERIAL INTEREST IN RELATED-PARTY TRANSACTION(S)

The Issuer (or any entities controlled by or under the common control with the Issuer) were not a party to any transaction(s) in which any of the following persons have or is to have a direct or indirect material interest:

- Director or officer of the Issuer or anyone performing similar functions with the Issuer
- Beneficial Owner of 20% or more of the Issuer's stock based on voting power
- Promoter of the Issuer
- Immediate family member of any of the abovementioned persons

20. OTHER MATERIAL INFORMATION

As of May 15, 2024, the Issuer has 4 Employees. It also regularly employs 10 independent contractors.

Continuation of Business from PreSend LLC

The Issuer began business as PreSend LLC, a Wyoming Limited Liability Company ("the Predecessor Entity"), in August of 2022. In preparation for this offering, the Predecessor Entity merged with the Issuer, a Delaware Corporation, to make itself a more attractive entity into which individuals can invest. The Merger was completed on May 16, 2024. This change in corporate form does not reflect a change in operations or business plan.

Sale of NFTs in 2022 to Finance Company Operations

In June 2022 the Predecessor Entity of the Issuer sold 5,524 PRI "Non-Fungible Tokens" ("NFTs") for anywhere from $200-250 per NFT, via the Binance Smart Chain, on the open market. The predecessor entity of the Issuer also sold, in the same time period, 1,311 PII "NonFungible Tokens" for $1,000 per NFT, via the Binance Smart Chain, on the open market. The Predecessor entity of the Issuer brought in net proceeds of approximately $2,350,000 during this token sale.

Later in 2022, as advised by counsel after the token sale had closed, counsel advised that these token sales could be classified as unregistered securities. The Predecessor entity of the Issuer then, on the advice of counsel, enacted remediating efforts in April-May 2023, through a full-cash rescission offer. The rescission offers concluded after 30 business days and all rescission acceptors were paid full cash, plus 3% interest. The total of the rescission acceptors was $62,109.30. Then, a second remediating effort commenced, as buyback offer was conducted in March 2024, resulting in $282,243.57 worth of NFTs being bought back in exchange for unsecured promissory loan note payable over a 10-year period. The Company promptly paid off 10% of the net principal. The Issuer does not plan to; but may use some of the funding proceeds from this offering to further pay down these notes.

Of the initial NFTs sold by the issuer in 2022, 6,094 remain outstanding as of April 30, 2024. The officers of the Company plan to distribute a total of 15% of the Company's net profits to these NFT holders for the life of the Issuer. The Smart Contracts underlying these NFTs are available at the following addresses:

https://bscscan.com/address/0x1615600fe62ed38342f82eb9785029a2b1290daf#code

https://bscscan.com/address/0x1052dee9c5ee04e12e488eaab6ba7382726dad30#code

While the Company has made diligent efforts to remediate any Securities Law violations, the Company may continue to have exposure to claims that its 2022 sale of NFTs violated the Securities Laws. Additionally, distributions of net profits to these NFT holders will likely decrease the funds available to the Company to declare dividends.

Disclosure Concerning Criminal History of Drew Wolfer

More than 10 years ago, from a period of 2008 to 2013, in his teen and young adult years, Mr. Drew Wolfer (the Issuer's CEO) was convicted of crimes in Illinois. On January 15, 2008, (at the age of 18) Drew pled guilty to possession of drug paraphernalia, possession of alcohol by a minor, and theft of items of a value of $150 or less. On December 29, 2008, (at the age of 19) Drew pled guilty to Burglary. On July 8, 2011, (at the age of 21) Drew pled guilty to charges of possession of cannabis, driving under the influence of cannabis, misdemeanor domestic battery, and resisting or obstructing a peace officer. On February 20, 2013, (at the age of 23) Drew pled guilty to aggravated battery. These convictions all took place in Illinois.

Drew regrets his behavior and has paid all fines and served all sentences imposed. One thing he can unequivocally say is that the repercussions of those decisions molded him into the man that he is today, and the remorse he feels from these poor decisions, and subsequent tribulations, are the reasons that he strives to be the man of integrity that he is today.

At 23 years old, in 2013, Drew paid for his offenses and transgressions with the most precious commodity that he owns. His time. That said, he wouldn't change the trajectory of his life, because he believes these consequences were the best things that could have

ever happened to him. It was only then that he understood and became aware of what is truly important in life, as well as the type of human that he wanted to be from then on. Over the past decade, and with all of that in mind, he put those beliefs into practice in all that he has done.

The moment his debt was paid he made the conscious decision to pursue a better life, not only for himself but for his family that had to live through these events with him. In 2014, he enrolled in Blackburn College and was fortunate enough to be a student athlete on the men's soccer team. He then transferred, after his first year at Blackburn, to the University of St. Francis in Joliet, IL on a men's soccer scholarship. He graduated early, with a 3.93 GPA and Dean's List honors for every semester he was enrolled in both colleges, while also being the CFO of the student government, as well as being a tutor for the college of business at USF. Drew was also honored to graduate as a fraternal member of the Phi Theta Kappa & Delta Mu Delta academic honor societies. As of September 2023, Drew was also honored to be one of the few alumni to have ever received the "Distinguished Alumni Award" from the USF College of Business.

Upon graduation, he then received an offer to work at a Fortune 100 company. This company was Liberty Mutual. He worked in property claims and transitioned to cyber security before he decided to venture out and start his own businesses in order to provide for himself and his wife and son, and this leads us up to the present date.

Drew strives, every day, to do everything in life with the utmost integrity. This not only references business endeavors, but also personal relationships and even daily interactions with total strangers.

Drew understands that without defeat we cannot appreciate victory, and it is with that understanding that he developed the prowess that allows him to put forth the same values in anything that he pursues in life.

Drew will leave you with this one parting thought: he does not ask that people believe in me blindly. In fact, he does not even ask them to believe in him at all. The one thing he

requests is that 1% of indifference, that snowball's chance to prove that he is the man that he believes he has shown himself to be over the past decade.

The Issuer made payments to the following individuals in 2022 in recognition of services rendered in setting up and marketing the Issuer:

- Drew Wolfer: $390,846
- Lawrence Holisky: $259,996
- Wolfer Finance LLC (Pre-Merger predecessor of Wolfer Finance Corp., the owner of all Class A stock, which is controlled by Drew Wolfer): $179,552

Other than the above, and the payment of officer salaries not reflected in the above, the Issuer (or any entities controlled by or under the common control with the Issuer) were not a party to any transaction(s) in which any of the following persons have or is to have a direct or indirect material interest:

Director or officer of the Issuer or anyone performing similar functions with the Issuer

Beneficial Owner of 20% or more of the Issuer's stock based on voting power

Promoter of the Issuer

Immediate family member of any of the abovementioned persons

21. LEGAL ISSUES, CONVICTIONS OR DISBARMENTS

With respect to the Issuer, any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in the Principal Stockowners (Section 4 of the current document), any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will (directly or indirectly) be paid remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor:

1) No such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i) in connection with the purchase or sale of any security

ii) involving the making of any false filing with the Commission

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) No such person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i) in connection with the purchase or sale of any security

ii) involving the making of any false filing with the Commission

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor

of purchasers of securities.

3) No such person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i) at the time of the filing of this offering statement bars the person from:

A) association with an entity regulated by such commission, authority, agency or officer

B) engaging in the business of securities, insurance or banking

C) engaging in savings association or credit union activities.

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) No such person is subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal

ii) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal

iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5) No such person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder

ii) Section 5 of the Securities Act under which all offers and sales of securities must be registered with the SEC or qualify for some exemption from the registration requirements.

6) No such person is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) No such person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) No such person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, nor is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to

constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Final order in the abovementioned statements means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

Please note that no matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose, if the affiliated entity is not

i) in control of the Issuer

ii) under common control with the Issuer by a third party that was in control of the affiliated entity at the time of such events.

APPENDIX

Test the Waters Campaign by PreSend Inc

Patent Pending Cross Blockchain Wallet Transaction Security Software

PreSend Inc ran a Test the Waters campaign on the Akemona funding portal from 10-26-2023 to 05-22-2024. The details of the Test the Waters campaign are as follows:

Maximum Fundraising Goal: $5,000,000.00
Amount Reserved by Potential Investors: $1,789,855.00
Number of Potential Investors: 561

Elevator Pitch

PreSend: A dually patent-pending, wallet transaction security software that prevents cross blockchain losses from happening. A once thought to be impossible blockchain solution is now invented!

Overview of the Intended Offering Provided to Potential Investors

WHAT DO INVESTORS RECEIVE?


WHAT INVESTORS RECEIVE!
$
22.5%
VESTED INTEREST
DIGITAL SECURITY
PROFIT SHARE
$PRESEND Tokens Give You A Vested Interest In PreSend! Tokenholders Receive Up To 22.50% NET PROFIT SHARE from the TOKENS they own, cumulatively, in PreSend!
You Now Own A VESTED INTEREST In The PreSend, Inc Company! Your INVESTMENT In Our Company Is Represented By The Digital Security Token! THANK YOU For Your Vote Of Confidence In Our Institution!
PreSend Tokenholders Receive Up To 22.50% NET PROFIT SHARE from the TOKENS they own, cumulatively, in PreSend, Inc!

1. **A Digital Security Token (PreSend Digital Security Token Graphic)**
2. **VESTED INTEREST!** Earn Income On Your PreSend Tokens! All Total Investors/Tokenholders Receive Up To **22.50% NET PROFIT SHARE** from the **COMMON STOCK** or tokens they own, cumulatively, in PreSend, Inc![1]
3. **PROFIT SHARE!** All Total PreSend Investors/Tokenholders Receive Up To **22.50% NET PROFIT SHARE** from the **COMMON STOCK** or tokens they own, cumulatively, in PreSend, Inc![1]
4. **COMMON STOCK!** You Now Own Common Stock In The PreSend, Inc Company! Your Vested Interest In Our Company Is Represented By The Digital Security Token! Thank You For Your Vote Of Confidence In Our Institution!


EARLY BIRD BONUSES!
%
$
$25
DISCOUNT
BONUS SHARES
WELCOME BONUS
For every $100 you invest in the first 2 weeks, you will receive $10 in rewards tokens, backed and redeemable 1:1 via USDC any time after the offering has closed! This is essentially a potential 10% BONUS on your investment!
Every $1,000 you invest also secures you an EXTRA BONUS OF $100 worth of PreSend COMPANY DIGITAL SECURITY TOKENS! This is a potential 10% EXTRA BONUS on your tokens & INVESTMENT!
For the FIRST $100 you invest also secures you an EXTRA $25 worth of PreSend company tokens! This is a potential 25% EXTRA BONUS on your initial $100 worth of tokens & investment!

3 Additional Potential BONUSES! (Listed Below): (1)(2)(3)

BONUS #1 (For The First 2 Weeks ONLY! - Conditions Apply):

- For every **$100 you invest** in the first 2 weeks (terms and conditions apply), you will receive **$10 in rewards tokens**, backed and redeemable 1:1 via USDC any time after the offering has closed![2]
- This is essentially a potential **10% DISCOUNT** on your investment, **redeemable in USDC**, so don't miss it because this potential discount will continually decrease as we get closer to the close of the offering![2]

BONUS #2: AND THERE'S EVEN MORE (For The First 2 Weeks ONLY! - Conditions Apply):

- **Every $1,000** you invest also secures you an **EXTRA BONUS OF $100 worth of PreSend COMPANY DIGITAL SECURITY TOKENS** (terms and conditions apply)![3]

- This is a potential **10% EXTRA BONUS** on your tokens & investment, so don't miss it because this bonus will continually decrease as we get closer to the close of the offering![3]

Have more than $1,000 you want to invest?

- No problem at all. The 2 previously mentioned BONUSES come in $100 investment & $1,000 investment increments! Feel free to take advantage of this EXCLUSIVE DEAL![(1)(2)]

<u>BONUS #3: NOT ENOUGH??? WELL, THERE'S EVEN MORE (For The First 2 Weeks ONLY! - Conditions Apply):</u>

- For the FIRST $100 you invest also secures you an extra $25 worth of PreSend company tokens (terms & conditions apply)![3]
- This is a potential **25% EXTRA BONUS** on your initial $100 worth of tokens & investment, so don't miss it because this bonus will cease as we get closer to the close of the offering![3]

All TokenHolders Also Receive FEE FREE USE Of The PreSend Software Via Our Extensions & WebApp!

This is an investment opportunity offered out to both accredited & non-accredited investors through a digital security token.

The capital committed during this offering is used to further develop our patent pending software and fund our efforts to market the product and secure institutional grade partnerships that could generate income and revenue for the company and its investors.

PreSend, Inc will be selling and issuing digital security tokens on the Akemona platform to deploy funds into further development of the proprietary blockchain transaction security software, that is already developed available for market use to all participants.

PreSend has invented and filed dual pending patents on in 28 worldly jurisdictions and proceeds from the offering will be deployed to fund the further filing of patents in other worldly jurisdictions and other operational & company expenses incurred as part of continuing development and scaling the company and protection of our intellectual property.


REVENUE
POTENTIAL REVENUE SOURCES
TRANSACTION FEES
PATENT LITIGATION
LICENSING & PARTNERSHIPS

POTENTIAL REVENUE SOURCES

1) Licensing fees to large (potential, future) partners:

- **Centralized Exchanges** Like CoinBase & Binance
- **Non-Custodial Wallets** Like Metamask & Ledger
- **Browsers** Like Brave & Opera
- **Payment Processors** Like BitPay & PayPal
- **Merchant Processors** Like VISA & Mastercard
- **Banks & Traditional Finance Institutions**

2) Per Transaction Fees (Whichever Is Larger):

- 2/10 of 1% , OR
- $1 Guaranteed Per Transaction

3) Intellectual Property Litigation

- If PreSend owns patented technology, and other platforms infringe it, litigation can ensue and bring potential damages from lost revenue from infringers not paying PreSend its proper licensing or transaction fees.


LICENSING FEES TO POTENTIAL INSTITUTIONAL-GRADE PARTNERS
• Centralized Exchanges (Like Coinbase and Binance)
• Non-Custodial Wallets (Like Metamask and Ledger)
• Browsers (Like Brave and Opera)
• Payment Processors (Like PayPal)
• Card & Merchant Processors (Like VISA & Mastercard)
• Banks & Traditional Finance Institutions (Like Chase and Bank Of America)
VISA
MasterCard
PER TRANSACTION FEES
0.20%
(2/10 of 1%), OR
$1 Guaranteed / Transaction

INTELLECTUAL PROPERTY LITIGATION



If **PreSend owns patented technology,** and others **infringe it**, **litigation** can ensue and bring **potential damages** from **lost revenue & licensing fees.**

THE PRESEND PENDING PATENTS


PENDING
PATENTED
PENDING
PENDING PATENT #1
PRESEND'S PROPERTY PATENT PENDING PROCESS
PreSend has a pending patent for our proprietary cross-blockchain transaction security software.
Serial Numbers:
• United States Filing: 18/527,952
• International PCT (Patent Cooperation Treaty) & European Union Filing: PCT/US2023/016285
Where Is Our Patent Pending?
• United States - Submitted Full Patent December 2023
• 27 European Union Countries - Submitted Full Patent December 2023

<u>(Submitted In 28 Worldly Jurisdictions)</u>

PENDING PATENT #1

PRESEND'S PROPRIETY PATENT PENDING PROCESS

- PreSend has a pending patent for our proprietary cross-blockchain transaction security software.

Serial Numbers:

- United States Filing: 18527,952
- International PCT (Patent Cooperation Treaty) & European Union Filing: PCT/US2023/016285

Where Is Our Patent Pending?

- United States – Submitted Full Patent December 2023
- 27 European Union Countries – Submitted Full Patent December 2023


PENDING
PATENTED
PENDING
PENDING PATENT #2
"TEST TRANSACTIONS FOR TESTNET & MAINNET BLOCKCHAIN"
PreSend has a pending patent for blockchain test transactions.
Serial Numbers:
• United States Filing: 18/527,952
• International PCT (Patent Cooperation Treaty) & European Union Filing: PCT/US2023/069077
Where Is Our Patent Pending?
• United States - Submitted Full Patent December 2023
• 27 European Union Countries - Submitted Full Patent December 2023

AS OF JANUARY, 2023 THE PRESEND TEST TRANSACTION PATENT APPLICATION ACCEPTED INTO PPH "PATENT PROTECTION HIGHWAY" PROGRAM (Submitted In 28 Worldly Jurisdictions)

PENDING PATENT #2

"TEST TRANSACTIONS FOR TESTNET & MAINNET BLOCKCHAINS"

- PreSend has a pending patent for blockchain test transactions.

Serial Numbers:

- United States Filing: 18/527,962
- International PCT (Patent Cooperation Treaty) & European Union Filing: PCT/US2023/069077

Where Is Our Patent Pending?

- United States – Submitted Full Patent December 2023

- 27 European Union Countries – Submitted Full Patent December 2023


PENDING PATENTED PENDING
PENDING PATENT #2 CONT'D
"TEST TRANSACTIONS FOR TESTNET & MAINNET BLOCKCHAIN"
PreSend has a pending patent for blockchain test transactions.
The Patent Protection Highway (PPH):
The interstate to patent issuance. It puts PreSend's Test Transaction Patent application on the fast-track above every other patent application that did not receive acceptance into the PPH.
"The PPH enables an applicant who receives a positive ruling on patent claims from one participating office to request accelerated prosecution of corresponding claims in another participating office, which allows the applicant to obtain a patentability decision from the office in an accelerated manner."

The patent protection highway. **The interstate to patent issuance.** It puts PreSend's Test Transaction Patent application on the fast-track above every other patent application that did not receive acceptance into the PPH.

"The PPH enables an applicant who receives a positive ruling on patent claims from one participating office to request accelerated prosecution of corresponding claims in another participating office, which allows the applicant to obtain a patentability decision from the office in an accelerated manner."


STATISTICS ON PPH ACCEPTED PATENT APPLICATIONS
88.3%
Through the PPH, via the PCT, the grant rate is 88.3% for applications that a PPH request was granted (as it was for PreSend's Test Transaction patent).
20/20
PreSend's score on novelty and patentable steps on our patent claims from the PCT decision upon recommendation for the PPH accelerator program.
144 DAYS
Applications receive a first action from the patent offices in 144 days on average (this could include an allowance, or issuance, or a revision request.
6-8 WEEKS
The Best case scenario is an allowance and patent issuance in the first roughly 144 days, but you'll need to add on about 6-8 weeks for the office to issue the patent after approval.
30.8%
Percentage chance the patent is issued an allowance (or essentially a patent approval) ON THE 1st SUBMISSION!

- **88.3%:** Through the PPH, via the PCT, the grant rate is 88.3% for applications in which a PPH request was granted **(as it was for PreSend's Test Transaction patent)**.
- **20/20:** PreSend's score on novelty and patentable steps on our patent claims from the PCT decision upon recommendation for the PPH accelerator program.
- **144 days:** Applications receive a first action from the patent offices in 144 days on average (this could include an allowance, or issuance, of the patent, or a revision request from the patent office).
- **6-8 Weeks:** The Best case scenario is an allowance and patent issuance in the first roughly 144 days, but you'll need to add on about 6-8 weeks for the office to issue the patent after approval.
- **30.8%:** Percentage chance the patent is issued an allowance (or essentially a patent approval) **ON THE 1st SUBMISSION!**

Statistics on PPH were taken from a 2022 study and given to us from our IP Counsel at Troutman Pepper LP.

WHERE IS PRESEND GOING?


WALLETS TARGETED
KUCOIN
METAMASK
LEDGER
COINBASE
OPERA
EXCHANGES TARGETED
COINBASE
BINANCE
BITFINEX
GATE.io
KUCOIN
OKX


POTENTIAL FUTURE PARTNERSHIPS
LICENSING FEES TO POTENTIAL INSTITUTIONAL-GRADE PARTNERS
• Centralized Exchanges (Like Coinbase and Binance)
• Non-Custodial Wallets (Like Metamask and Ledger)
• Browsers (Like Brave and Opera)
• Payment Processors (Like PayPal)
• Card & Merchant Processors (Like VISA & Mastercard)
• Banks & Traditional Finance Institutions (Like Chase and Bank Of America)
VISA
MasterCard

MARKET STATISTICS

ANALYSIS OF TOP CHAINS TRANSACTION VOLUME (ONLY THE TOP 24 BLOCKCHAINS BY VOLUME)


TRANSACTION STATS
THE BELOW STATS ARE FROM ALL OF THE TOP 24 BLOCKCHAINS (COMBINED) ALL THE WAY FROM ETH DOWN TO COSMOS.*
Transactions Per Year
15,512,500,000
Transactions Per Month
1,275,000,000
Transactions Per Week
297,500,000
Transactions Per Day
42,500,000
Revenue Per Year
$15,512,000
Revenue Per Month
$1,275,000
Revenue Per Week
$297,500
Revenue Per Day
$42,500
*Statistics based on research from 2022 - Top 24 Blockchains.
**These numbers are projections & examples and are subject to market and economic conditions.
(Based On Minimum $1 Guaranteed Per Transaction)

ANALYSIS OF POTENTIAL REVENUE GENERATION PER TRANSACTION VOLUME DAILY

These numbers are just projections and are subject to market and economic conditions.

1. **42,500,000 TOTAL TRANSACTIONS PER DAY**
2. **297,500,000 TOTAL TRANSACTIONS PER WEEK**
3. **1,275,000,000 TOTAL TRANSACTIONS PER MONTH**
4. **15,512,500,000 TOTAL TRANSACTIONS PER YEAR**

Across the top 24 cryptocurrency blockchains *(everything from Ethereum all the way down to Theta and Cosmos) there are around* ***42.5M transactions per day*** *based on statistics from late 2022!*

We estimate that over **90%** of these transactions are probably **unsecure** transactions **open to human error**.

"These numbers are just projections and are subject to market and economic conditions."

REVENUE


PER TRANSACTION FEES
0.20%
(2/10 of 1%), OR
$1
Guaranteed /
Transaction

PreSend has a **guaranteed $1.00 fee** for transactions below $500 in value. **Above $500**, the

fee becomes **00.20% of the transaction**

<u>For Example: Send $1,000 USDC on Polygon and the fee is $2.00 to protect it.</u>

1. **If PreSend were to safeguard just 00.10%** of those daily transactions (42,500 transactions) this could generate around **$42,500 in revenue per day** (with our guaranteed $1.00 per transaction fee – not even taking into account, the 00.20% aggregate fee once the transaction is above $500)!

2. This means that **per week** (if PreSend were to protect just 00.10% of the top 24 blockchains' transactions) PreSend could generate around **$297,500!**

3. **Per month**, with the same assumptions present, the revenue could be around **$1,275,000.**

4. Take this a step further (**1 year out, and assuming no growth in transactions per day,** nor the percentage of transactions that PreSend protects) and the income could potentially be **$15,512,000 per year!**

"These numbers are just projections and are subject to market and economic conditions."

PRODUCTS & SERVICES


COMPATIBLE BLOCKCHAINS
BSC
Ethereum
Polygon
Avalanche
Fantom

PreSend's Blockchain Connectivity Compatibilities:

- Ethereum (ETH)
- Polygon (POLYGON)
- Binance Smart Chain (BNB)
- Avalanche (AVAX)
- Fantom Opera Network (FTM)
- As well as ALL EVM coins & tokens on the above 5 blockchains.

And many more EVM and Non-EVM blockchains (like Bitcoin and Solana) in development…


COMPATIBLE EXCHANGES
Binance
Crypto.com
Coinbase
Kraken
Binance.US
Kucoin

PreSend's Centralized Exchange (Sending To) Compatibilities:

- Binance.com Exchange
- Coinbase Exchange
- Crypto.com Exchange

- Kucoin Exchange
- Binance.US Exchange

And many more exchanges in development…


COMPATIBLE WALLETS
METAMASK
LEDGER
COINBASE
OPERA
CRYPTO.COM
BRAVE
TRUSTWALLET

PreSend's Non-Custodial Wallets (Sending To) Compatibilities:

- Metamask
- Ledger
- Trust Wallet
- Brave Browser Wallet
- Opera Browser Wallet
- Coinbase Wallet
- Crypto.com Wallet

And many more non-custodial wallets in development…


WEB EXTENSIONS
Chrome
Brave
Edge

PreSend's Browser Extension Compatibilities:

- Google Chrome Browser
- Brave Browser
- Microsoft Edge browsers (PreSend is in the process of creating a new EDGE extension, so depending on where we are at in this process, the extension may or may not be available at that time).

And many more in development…


WEBAPP & WALLET CONNECTIVITY
Metamask
Ledger
Coinbase
Opera
Brave
and many more...

PreSend's WebApp Connection Compatibilities (Through WalletConnect at https://app.presend.io):

- Metamask
- Zerion
- Ledger
- Trust Wallet
- Opera Wallet
- Brave Wallet
- Fireblocks
- Coinbase Wallet
- Zelcore

And many more non-custodial wallets…

- ***PreSend Also Has APIs (Application Programming Interface) & An SDK (Software Development Kit) That We Can Provide To Institutional Grade Partners Like Coinbase Exchange, Metamask Non-Custodial Wallet, Banks, Transaction Processors, Etcetera, For Strategic & Revenue Generating Partnerships, Thus Allowing Easy Integration Of Our Technology Into Their Platforms!***
- ***This Ensures PreSend Is Compatible With Almost Any/All Blockchains & Tokens/Coins, Non-Custodial & Custodial Wallets, WEB3 Platforms, Merchant & Payment Processors, & Centralized/Decentralized Exchanges In The Entire World!***



THE PRESEND SOLUTION
THE PROBLEM
Have you ever sent coins to an incompatible wallet or via the wrong blockchain?
Cryptocurrency users lose millions worth of crypto per day to the interoperability blackhole.
WHAT IS PRESEND?
• It is an EXTENSION
• It attaches to your WALLET
• It is NOT A WALLET, itself!
• It runs CHECKS on your transactions BEFORE you send!
• It is non-custodial!
Cryptocurrency users lose millions worth of crypto per day to the interoperability blackhole.
THE SOLUTION
We run PRE-CHECKS before every transaction, thus ensuring your crypto arrives safely.
If the checks PASS, you approve the transaction in your wallet & your transaction goes through without issue.
If the checks DO NOT PASS, PreSend stops the transaction BEFORE you lose your crypto.
WHY USE PRESEND?
PRESEND protects users from accidentally losing cryptocurrency to the cross-chain interoperability blackhole due to simple HUMAN ERRORS such as:
• Incompatible CHAINS/COINS
• Incompatible RECIPIENT PLATFORM
• Incompatible WALLETS
• Coin/Assets NOT AVAILABLE in Recipient Chain/ Wallet

The Problem: Have you ever sent coins to an incompatible wallet or via the **wrong** blockchain? Cryptocurrency users lose **millions** worth of crypto per day to the

interoperability blackhole.

The Solution: We run PRE-CHECKS before every transaction, thus ensuring your crypto arrives safely. If the checks PASS, you approve the transaction in your wallet & your transaction goes through without issue. If the checks DO NOT PASS, PreSend stops the transaction before you lose your crypto.

What Is PreSend?

- It is an **EXTENSION**.
- It attaches to your **WALLET**.
- It is **NOT A WALLET**, itself!
- It runs **CHECKS** on your transactions **BEFORE** you send!
- It is **non-custodial**!

Why Does PreSend Matter?

PRESEND protects users from accidentally losing cryptocurrency to the cross-chain interoperability blackhole due to simple **HUMAN ERRORS** such as:

- Incompatible **CHAINS/COINS**
- Incompatible **RECIPIENT PLATFORM**
- Incompatible **WALLETS**
- Coin/Assets **NOT AVAILABLE** in Recipient Chain/Wallet

MEET THE TEAM


MEET THE TEAM
LAWRENCE HOLISKY
Co-Founder of PreSend.io
Retired USAF Aircraft Technician
Distinguished Service During 9/11
Designrr.io. Ebook and Software Technician
Philanthropic Innovator For Blockchain Security
DREW WOLFER
CEO & Founder of Wolfer Finance
CEO & Co-Founder of PreSend.io
Owner & Creator of A Wholesale/Retail Business
Owner & Creator of An Import/Distribution Business
Owner & Creator of A Social Media Brand
CRAIG EMSLIE
CMO of Wolfer Finance
CMO of PreSend.io
Co-Founder of Click Profit
CEO & Founder of Wine Import Business
8 Figure Clickfunnels Award Winner


POTENTIAL REVENUE SOURCES
TRANSACTION FEES
PATENT LITIGATION
LICENSING & PARTNERSHIPS

The capital committed during this offering is used to further develop our patent pending software and fund our efforts to market the product and secure institutional grade partnerships that could generate income and revenue for the company and its investors.

PreSend: A patent-pending, wallet transaction security software that prevents cross blockchain losses from happening. It has the ability to stop your transactions from being lost.

PreSend is a wallet transaction security software that has a pending patent and a software product that is now available to the public.

Users can use PreSend via our Google Chrome Extension on the Chrome Browser, as well as Microsoft Edge (PreSend is in the process of submitting a new EDGE extension, so based upon the time you may look, PreSend may not be in the EDGE store due to this fact), Brave Browser, & potentially Opera & Firefox Browsers in the future.

Our extension is in the Google Chrome store, available on Brave (through the Chrome WebStore), as well as Microsoft Edge add-ons store.

PreSend is compatible with sending assets on the Ethereum, Polygon, Avalanche, Fantom Opera Network, & Binance Smart Chain blockchains.

Our software is also compatible with sending assets into Coinbase.com, Binance.US, Binance.com, Crypto.com, Kucoin, & Kraken.

PreSend is compatible with sending assets into Metamask, Ledger, TrustWallet, Brave Wallet, Opera Wallet, Coinbase Wallet, & Crypto.com wallet.

We have other exchanges, blockchains, and wallet compatibilities that are under development and may come in the future.

Users can even connect different WEB3 wallets like Fireblocks, Ledger, Ambire, Zelcore, Zerion, and dozens more via our WebApp & WalletConnect capabilities at https://app.presend.io/.

PreSend prevents cross Blockchain losses from happening, dead in their tracks, BEFORE they happen.

Our product is intended to address these issues. We run integral checks to prevent these transactions from happening, or ever hitting the blockchain, for what we believe is a very small fee of $1 for any transaction under $500, and for 2/10ths of 1% for any transaction over $500.


LICENSING FEES TO POTENTIAL INSTITUTIONAL-GRADE PARTNERS
• Centralized Exchanges (Like Coinbase and Binance)
• Non-Custodial Wallets (Like Metamask and Ledger)
• Browsers (Like Brave and Opera)
• Payment Processors (Like PayPal)
• Card & Merchant Processors (Like VISA & Mastercard)
• Banks & Traditional Finance Institutions (Like Chase and Bank Of America)
VISA
MasterCard

We believe our pending patent will give us the unique ability to license it out, for a fee, to many of the large players in our industry, which include:

- The exchanges like Coinbase, Kraken, Binance.com & Binance.US, Crypto.com, Kucoin,etc..
- Wallets like Metask, Ledger, Trust Wallet, Trezor, etc.
- The browsers like Operas and Brave, that have their own built-in WEB3 wallets.
- Large credit card processors like VISA, Mastercard, & AMEX that are building their own blockchain solutions.
- The large banking institutions like Chase, Bank of America, & the Governments that are trending toward CBDC (Central Bank Digital Currency) solutions.
- The payment processors like PayPal that are rolling out blockchain solutions and tokens on their platforms.

PreSend was created to service these types of institutional transactions and market participants for a fee.

We have been developing our software since November of 2022 and believe we are poised, after our first year of building, to bring PreSend to the market through potential revenue generating partnerships, as a software that can prevent erroneous transactions on cross-blockchains interactions.

No Offer of Securities: Securities offered and regulated activity undertaken by Akemona.com. No communication by PreSend Corp, Akemona, Inc., member FINRA, ("Akemona"), or any of their respective affiliates through this email or any other medium, should be construed as an offer to purchase any security, or is intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Offerings of securities are only made through Form C and associated offering documents for each offering.

No Mutual Obligation: PreSend Inc is planning an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if any money is sent prior to the start of our offering, it will be returned. No offer to buy the securities shall be accepted and no part of the purchase price can be received until the Company's offering statement is filed. After the commencement of the Offering, all purchases will take place through the platform of Akemona, Inc. Your indication of interest to invest shall impose no obligation or commitment of any kind.

Forward-Looking Statements: Certain statements in this information, including estimates, projections, statements relating to our business plans and objectives, and the assumptions upon which those statements are based, are "forward-looking statements." These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Therefore undue reliance should not be placed on any such forward-looking statements.

Footnotes:

1) The Investors, whether Digital Security or other tokenholders, are eligible for up to 22.50% of the net profit cumulatively, less capital expenditures, of PreSend as determined by the board of directors. Distributions of Wolfer Finance profits are contingent on success of the business and will be determined by the board of directors. The digital security tokenholders/investors who purchase in this offering are eligible to receive up to 7.5% of the Net Income/Profit Share.

2) Terms and conditions apply to the percentage of perk tokens issued based upon the date/time of investment, the availability of perk tokens, as well as the capacity of perk tokens. Perk tokens are made available once the offering has closed and are backed and redeemable 1:1 by USDC. The tiers go as follows: 10%, in perk tokens, for the first 2 weeks OR once $250,000 in investor funding is raised. 8%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 6%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 4%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 2%, in perk tokens, for the next 1 week OR once an additional $100,000 in investor funding is raised. 0%, in perk tokens, once 6 weeks have passed OR $650,000 in investor funding is raised.

3) Terms and conditions apply to the percentage of additional digital security tokens issued to an investor based upon the date/time of investment, the availability of digital security tokens, as well as the capacity of bonus digital security tokens issued. Bonus digital security tokens are made available once the offering has closed. This BONUS is only available for the first $250,000 worth of PreSend digital security token investor

funding proceeds. Investors will receive an additional $25 worth of PreSend tokens for the first $100 they invest, tokens become available after the offering closes. Terms and conditions apply. This BONUS closes once PreSend has reached $250,000 in funding.